As filed with the Securities and Exchange Commission on February 2, 2001.

Registration No. 333-67219

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST EFFECTIVE
AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

REGAN HOLDING CORP.
(Exact name of Registrant as specified in its charter)

California	6411	68-0211359

(State or other	(Primary Standard	(IRS Employer

jurisdiction of	Industrial Classification Code Number)	Identification No.)

incorporation or

organization)

2090 Marina Avenue
Petaluma, CA 94954
707-778-8638
(Address, including ZIP code and telephone number,
including area code, of Registrant’s principal executive offices)

R. Preston Pitts
President and Chief Operating Officer
Regan Holding Corp.
 2090 Marina Avenue
Petaluma, CA 94954
707-778-8638
(Name, address, including ZIP code and telephone number,
including area code, of agent for service)

Douglas N. Beck, Esq.
LeBoeuf, Lamb, Greene & MacRae, L.L.P.
1875 Connecticut Avenue, N.W.
Washington, DC 20009-5728

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following the box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following. [ ]

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED FEBRUARY 2, 2001

Stock Options to be issued under
Regan Holding Corp. Producer Stock Award and Option Plan
or Regan Holding Corp. 1998 Stock Option Plan and

15,000,000 Options or Shares

Regan Holding Corp.
Class A Common Stock
(no par value)

Regan Holding Corp. (the “Company” or “We”) is hereby offering (i) stock options to be granted under the Company’s Producer Stock Award and Option Plan (the “Producer Plan”) to certain producers (“Producers”) who market annuity, life insurance, long term care, and other investment products on behalf of the Company and its subsidiaries; (ii) stock options to be granted under the Company’s 1998 Stock Option Plan to certain employees and members of our Board of Directors (“Directors”) of the Company (the “Employee Plan” and collectively with the Producer Plan, the “Plans”); (iii) shares of its Class A Common Stock, no par value (the “Shares” or “Series A Stock” or “Common Stock”) to be issued upon exercise of stock options granted pursuant to the Producer Plan or the Employee Plan (the “Options”); and (iv) shares to be issued pursuant to stock awards granted under the Producer Plan. The Company is a California corporation with its principa1 executive offices located at 2090 Marina Avenue, Petaluma, CA 94954.

The Options are being offered only to (i) Producers pursuant to grants under the Producer Plan, and (ii) employees and Directors of the Company pursuant to grants under the Employee Plan.

The Shares are being offered only to (i) Producers pursuant to grants of Shares under the Producer Plan and valid exercises of Options granted under the Producer Plan, and (ii) employees and Directors pursuant to valid exercises of Options granted under the Employee Plan.

Up to an aggregate of 15,000,000 Options or Shares may be issued under the Plans, subject to adjustment described in the Plans and this Prospectus.

No underwriting discounts or commissions will be paid in connection with the offering of the Options or the Shares. Neither the Options nor the Shares are listed on any national securities exchange or the Nasdaq Stock Market.

Investment in the Options or the Shares involves a high degree of risk. See “Risk Factors” on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 2, 2001

You should rely only on the information contained in this Prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different. This Prospectus is not an offer to sell the securities and it is not soliciting an offer to buy the securities in any state where the offer or sale is not permitted. Events may occur subsequent to the date of this document which result in material changes to information reported in this Prospectus.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	3

RISK FACTORS	5

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	9

USE OF PROCEEDS	9

DETERMINATION OF OFFERING PRICE	9

DESCRIPTION OF THE PLANS	10

BUSINESS OF THE COMPANY	14

SELECTED CONSOLIDATED FINANCIAL DATA	18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	19

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	27

MANAGEMENT	29

EXECUTIVE COMPENSATION	30

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	32

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	33

DESCRIPTION OF CAPITAL STOCK	33

MARKET PRICE OF AND DIVIDENDS ON THE COMPANY’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	34

PLAN OF DISTRIBUTION	34

LEGAL MATTERS	34

EXPERTS	34

FINANCIAL STATEMENTS INDEX	F-1

PROSPECTUS SUMMARY

      This summary highlights information described more fully elsewhere in this Prospectus. This entire Prospectus, including the financial statements and related notes, should be read before making an investment decision.

The Company

      We are primarily engaged, through our wholly owned subsidiary Legacy Marketing Group (“LMG”), in the design, marketing, and administration of fixed life insurance and annuity products (the “Products”). Through LMG, we have entered into marketing agreements (“the Marketing Agreements”) and administrative agreements (the “Administrative Agreements”) with American National Insurance Company (“American National”), IL Annuity and Insurance Company (“IL Annuity”), Transamerica Life Insurance and Annuity Company (“Transamerica”), and John Hancock Life Insurance Company (“John Hancock”), each of which is an unaffiliated company (collectively referred to herein as the “Carriers”).

      The Marketing Agreements grant LMG the exclusive right to design and market certain fixed annuity and life insurance products issued by the Carriers (the “Policies”). In addition, LMG is responsible for the recruiting, training, and appointing of producers who contract with LMG to sell the Policies. For these services, the Carriers pay LMG marketing allowances and commissions based on the volume of premiums from Policies sold. Under the Administrative Agreements, we provide clerical, administrative and accounting services with respect to the Policies.

      LMG currently markets policies through approximately 20,800 independent insurance producers (“Producers”), of whom approximately 4,800 generated business for us during 2000. These Producers market products on behalf of LMG on a non-exclusive basis.

      We also offer variable annuity and life insurance products, mutual funds and debt and equity securities through our wholly owned broker-dealer subsidiary, Legacy Financial Services, Inc. (“LFS”).

      Through LifeSurance Corporation, a wholly owned subsidiary, we conduct sophisticated educational programs that provide continuing education credits for Producers at various locations throughout the United States.

      We were incorporated in 1990 in California. Our executive offices are located at 2090 Marina Avenue, Petaluma, California, 94954, and our telephone number is 707-778-8638. Our corporate website is located at www.legacynet.com. Information contained on this website or any other website referenced elsewhere in this Prospectus does not constitute a part of this Prospectus.

The Offering

Securities Being Offered	Options to purchase 15,000,000 Shares.

15,000,000 shares of our Common Stock-Series A, no par value.

Offering Price	The offering price of the Options and the Shares will be as determined by the committees that administer the Plans (as defined below).

Terms of Offering	Options will be issued upon their grant pursuant to the Plans for no tangible consideration. Shares will be issued: (i) upon the exercise of Options granted pursuant to our Producer Plan, (ii) upon grants of Shares pursuant to the terms of our Producer Plan, and (iii) upon the exercise of Options granted pursuant to our Employee Plan.

Capital Structure	As of December 31, 2000 there were 25,380,555 shares of our Common Stock-Series A and 584,325 shares of our Common Stock-Series B (“Series B Stock”) issued and outstanding.

Voting Rights	Each share of Series A Stock and Series B stock is entitled to one vote on all matters submitted to a vote of shareholders. Holders of shares of Series A Stock and Series B Stock vote together as a single class on all matters submitted to a vote of our shareholders except with respect to those matters that affect the holders of one series in a different manner than the other series.

Use of Proceeds	The proceeds from this offering, if any, will be used for working capital and general corporate purposes intended to increase sales and overall Company performance.

Dividend Policy	To date, we have not paid any dividends on our Common Stock. We do not anticipate paying dividends on any of our outstanding common stock in the foreseeable future.

Risk Factors	Potential grantees of Options or purchasers of Shares should carefully consider the factors set forth herein under “Risk Factors” commencing on page 5, as well as other information contained in this Prospectus.

RISK FACTORS
      Investment in our company is subject to significant risks. Prospective investors should carefully consider, together with the information contained elsewhere in this Prospectus, the following:

      The absence of a public market for our Common Stock may limit liquidity and affect the price of the Shares.

      There is currently no active public market for the shares of Common Stock. Unless and until a market for the shares of Common Stock develops, owners of Shares may not be able to quickly liquidate their investment. This lack of an active market may significantly limit the ability to sell and adversely affect the price of the Shares.

      Our performance will depend on the continued growth of LMG.

      Our growth is, and for the foreseeable future will continue to be, dependent on LMG’s ability to design, market and administer fixed life insurance and annuity products. The ability of LMG to successfully perform these services could be affected by many factors, including:

•	The ability of LMG to recruit, train, and motivate successful Producers.

•	The degree of market acceptance of the Products.

•	The relationship between LMG and the Carriers with which LMG currently places, or may in the future place, business.

•	The failure of LMG to comply with federal, state and other regulatory requirements applicable to the sale or administration of insurance and investment products.

•	Competition from other financial services companies in the sale of insurance and investment products.

      Our future growth depends on the timing and success of our sales efforts.

      Historically, a large percentage of our revenue has been derived from sales of fixed annuities whose historical crediting rates are directly affected by financial market conditions. Market conditions affect demand for these annuities. Our future success depends on our ability to introduce and market new products and services that are financially attractive and address our customers’ changing demands. We may experience difficulties that delay or prevent the successful design, development, introduction, marketing, or administration of our products and services. In addition, material delays in introducing new products and services may cause customers to forego purchases of our products and services and instead purchase those of our competitors. The failure to obtain this business could have a material adverse effect on our operating results, financial condition and prospects. We introduced several new products and product enhancements in 2000 that should address the changing needs of the market and our customers. However, there can be no assurances that there will be an increase in sales due to the release of these new products and product enhancements.

      We have experienced recent losses and we anticipate near-term future losses.

      We incurred a net loss of approximately $4.8 million for the nine months ended September 30, 2000 and expect to incur a loss for the year ended December 31, 2000. We intend to continue to invest in marketing, operations, technology, and product development. As a result, we will need to generate increases in revenue to achieve profitability. We are currently implementing several initiatives to increase the volume of LMG sales, including several marketing programs that are designed to strengthen relationships with existing Producers and attract new Producers. In addition, LMG released several new products and product enhancements at a sales convention in July 2000 that are expected to diversify LMG’s product portfolio, enhance market share, and increase sales. On January 18, 2001, LMG entered into Marketing and Administrative Agreements (collectively, the “John Hancock Agreements”) with John Hancock Life Insurance Company (“John Hancock”). Pursuant to the John Hancock Agreements, and similar to other Carrier agreements, LMG will develop, market and administer annuity and life insurance products underwritten by John Hancock. For these services, LMG will receive marketing allowance and commission income based on the volume of policies sold and administrative fee income on a per transaction basis. Sales of products on behalf of John Hancock are expected to begin during the second quarter of 2001. However, there can be no assurances that such events will result in increases in LMG sales that generate adequate revenue to achieve profitability.

      We may be unable to effectively fund our working capital requirements.

      If our current cash inflows and existing cash and investments, including the net proceeds generated by this offering, becomes insufficient to support future operating requirements or the redemption of our Common Stock, we will need to obtain additional funding either by raising additional debt or issuing equity to the public or private capital markets. There can be no assurance that such additional funding will be available on terms suitable for us. Our failure to raise additional funding when needed could have a material adverse effect on our business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the ownership percentage of our then-current shareholders would be reduced. Furthermore, the equity securities may have rights, preferences, or privileges senior to those of our Common Stock. See “Liquidity and Capital Resources.”

      We depend on a limited number of sources for our products.

      LMG has entered into marketing agreements and administrative services agreements with four carriers: American National, IL Annuity, Transamerica, and John Hancock. During 1999, approximately 10.5%, 73.5%, and 11.3% of our total consolidated revenue resulted from agreements with American National, IL Annuity, and Transamerica, respectively. During the nine months ended September 30, 2000, 5.0%, 14.1%, and 80.9% of our total consolidated revenue resulted from agreements with American National, IL Annuity, and Transamerica, respectively. Sales of products on behalf of John Hancock are expected to begin in the second quarter of 2001.

      The agreements with American National and IL Annuity expire on March 31, 2001, and December 31, 2005, respectively, but may be renewed by mutual agreement for successive one-year terms. These agreements may be terminated by either party upon 180 days notice without cause, and may be terminated by either party immediately for cause. In addition, the Marketing Agreements with American National and with IL Annuity will terminate automatically at the end of any calendar quarter upon failure of LMG to meet certain quarterly minimum production requirements for two successive calendar quarters. The agreements with Transamerica and John Hancock do not have a fixed term but may be terminated by either party upon twelve months notice.

      Any interruption, deterioration, or termination of the relationship with any of the Carriers could be disruptive to our business and harm our results of operations and financial condition.

      Absence of Dividends

      We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth and, therefore, do not currently anticipate paying dividends in the foreseeable future.

      Intense and increasing competition in financial services could harm our business.

      The life insurance and annuity business is rapidly evolving and intensely competitive. The recently enacted Gramm-Leach-Bliley Act of 1999, which permits the affiliation of commercial banks, insurance companies, and securities firms, may increase the level of competition in the financial services market. We operate in this competitive environment with a number of other companies, many of which have significantly longer operating histories, greater name recognition, larger customer bases, and significantly greater financial, technical, and marketing resources than we do. In addition, our business model relies on independent insurance producers to effectively market our products competitively. Maintaining relationships with producers requires introducing new products to the market in an efficient and timely manner, offering competitive commission schedules, and providing superior marketing, training, and support. Due to competition among insurance companies and insurance marketing organizations for successful producers, there can be no assurance that we will be able to retain some or all of our top Producers.

      Our competitors may respond more quickly than us to new or emerging products and changes in customer requirements. They may be able to:

•	Devote greater resources than us to the development, promotion and sale of their products and services.

•	Replicate our products and services.

•	Undertake farther-reaching marketing campaigns.

•	Develop more competitive products, which pay higher commissions due to more aggressive pricing policies.

•	Make more attractive offers to existing and potential employees and strategic partners.

•	More quickly develop new products and services or enhance existing products and services.

•	Bundle consumer products and services in a manner that we cannot provide.

•	Establish cooperative relationships among themselves or with third parties to increase the ability of their products and services to address the needs of our prospective customers.

      There can be no assurance that we will be able to compete successfully or that competitive pressure will not materially and adversely affect our business, results of operations, or financial condition.

      We may be adversely affected if we fail to attract and retain key personnel.

      Our success depends largely on the skills, experience and performance of certain key members of our management. If we lose one or more of these key employees, particularly Lynda L. Regan, Chairman of the Board and Chief Executive Officer, and R. Preston Pitts, President and Secretary, our business, operating results, and financial condition could be materially adversely affected. Our success also depends on our continued ability to attract, retain, and motivate highly skilled employees. Competition for employees in our industry is intense, particularly for personnel with training and experience. We may be unable to retain our key employees or to attract, assimilate, or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we may experience in the future, difficulty in hiring and retaining highly skilled and properly licensed employees with appropriate qualifications. Furthermore, all employees are considered “at will” and, as such, are not under contract to work for us for a specific duration.

      Our principal shareholder could control shareholder votes and our management and affairs.

      Lynda L. Regan, Chairman of the Board and Chief Executive Officer, owns approximately 44% of the outstanding shares of Series A Stock. Through her stock ownership, role on the Board of Directors and management position, Ms. Regan will continue to have significant control over all matters submitted to the shareholders for approval (including the election and removal of Directors, adopting amendments to our bylaws or Articles of Incorporation, and any merger, consolidation, or sale of all or substantially all of our assets). Accordingly, the concentration of ownership may delay, defer, or prevent a change in control; impede a merger, consolidation, takeover, or other business combination involving our company; or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company. This could, in turn, have an adverse effect on our business, financial condition, and results of operations.

      We have no compensation committee.

      The Company has no compensation committee or other committee of the Board performing similar functions. The current salaries of the Executive Officers have been and will continue to be set by the Board of Directors.

      The ability to issue new preferred stock could adversely affect existing shareholders.

      We may issue shares of preferred stock from time to time in one or more series and with such designations and preferences for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by our Board of Directors. The Board of Directors is authorized by our Articles of Incorporation to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to each such series. The voting and other rights of such preferred stock could adversely affect the voting power of the holders of our common stock and could have certain antitakeover effects. The ability of the Board of Directors to issue preferred stock without shareholder approval could have the effect of delaying, deferring, or preventing a change in control of our company or the removal of existing management. We currently have no plans to issue any preferred stock in the foreseeable future. The Directors will make any determination to issue such shares based on their judgment as to our best interests and those of our shareholders, subject to certain limitations. See “Description of Capital Stock.”

      Our obligation to repurchase stock could have an adverse effect on working capital.

      We are obligated, under various agreements, to redeem approximately 4,510,628 shares of Series A Stock and all of the shares of Series B Stock outstanding, at the option of the holders, at a price per share based on the estimated fair market value of such stock on the date the stock is redeemed. The redemption of all of these shares at one time or over a short period of time could have a material adverse effect on our cash position.

      We have broad discretion in the use of the net proceeds of this offering.

      A substantial portion of the anticipated net proceeds of this offering have not been designated for specific uses. We intend to use the net proceeds of this offering for some or all of the following purposes intended to increase sales and overall company performance:

•	Sales promotion and support.

•	Occupancy.

•	Professional fees.

•	Capital expenditures and investments.

      We are not required to allocate the net proceeds of this offering for the purposes described above and, in light of future developments and circumstances, may allocate some or all of the proceeds to uses other than those described above. Therefore, our Directors will have broad discretion with respect to the use of the net proceeds of this offering.

      We may face increased governmental regulation and legal uncertainties.

      As a result of being licensed as an insurance agency, LMG’s marketing and sales are subject to regulation, including its sales practices and fiduciary responsibilities. As a result of being licensed as a third party administrator, LMG is subject to regulation regarding the administration of policies and other fiduciary duties.

      Increased national attention to the insurance industry has resulted in examination by the National Association of Insurance Commissioners and state insurance departments of existing laws and regulations affecting insurance companies, especially those laws and regulations involving insurance company solvency, fair and ethical marketing practices, and investment policies. We have responded to this increased scrutiny by instituting strict advertising guidelines, generating consistent marketing materials and testimonies addressing appropriate marketing practices, instituting market conduct guidelines, and including this topic in our biannual wholesaler meetings. Although we are not an insurance company, changes in the regulatory environment that affect the insurance companies with which we contract can impact our operations and the products we offer.

      LFS is registered as a broker-dealer with, and is subject to regulation by, the SEC and the National Association of Securities Dealers, Inc. (the “NASD”). As a result of federal and state broker-dealer registration and self-regulatory organization (“SRO”) memberships, LFS is subject to regulation that covers many aspects of its securities business. This regulation covers matters such as capital requirements, recordkeeping and reporting requirements, and employee-related matters, including qualification and licensing of supervisory and sales personnel. Also, these regulations include supervisory and organizational procedures intended to ensure compliance with securities laws and prevent improper trading on material nonpublic information. Rules of the SROs are designed to promote high standards of commercial honor and just and equitable principles of trade. A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, many aspects of the broker-dealer customer relationship are subject to regulation, including “suitability” determinations as to customer transactions, limitations in the amounts that may be charged to customers, and correspondence with customers.

      Compliance with many of the regulations applicable to our subsidiaries or us involves a number of risks, particularly because regulations in a number of areas may be subject to varying interpretation. Regulators make periodic examinations and review annual, monthly, and other periodic reports on our operations and financial condition. In the event of a violation of, or noncompliance with, any applicable law or regulation, governmental regulators, SROs, and other regulators may institute administrative or judicial proceedings that may result in censure, fine, civil penalties (including treble damages in the case of insider trading violations), criminal penalties, the issuance of cease-and-desist orders, the deregistration or suspension of a noncompliant broker-dealer, the suspension or disqualification of a broker-dealer’s officers or employees, and other adverse consequences. Such violations or noncompliance could also subject us and/or our employees to civil actions by private persons. Any governmental, SRO, or private proceeding alleging violation of, or noncompliance with, laws and regulations applicable to our subsidiaries or us could have a material adverse effect upon our business, financial condition, results of operations, and business prospects. We believe that we are currently in compliance with all applicable regulatory requirements.

      We operate in an industry in which there is significant risk of litigation.

      As a professional services firm engaged in marketing and servicing life insurance and annuity products, we encounter litigation in the normal course of business. We are not aware of any material exposure to us currently existing as a result of such litigation. In addition, companies in the life insurance industry have been subject to substantial claims involving sales practices, agent misconduct, failure to properly supervise agents, and other matters in connection with sale of life insurance, annuities, and other investment products. Increasingly, these lawsuits have resulted in the award of substantial judgments, including material amounts of punitive damages that are disproportionate to the actual damages. In some states juries have substantial discretion in awarding punitive damages that creates the potential for material adverse judgments in any given litigation. In 1998, LMG settled a claim alleging misrepresentation and price discrimination in connection with the sale of certain annuity products. Except for this claim, neither we nor any of our subsidiaries is or has been a defendant in any class-action lawsuit alleging improper sales practices. No assurance can be given that such class-action lawsuits or other litigation will not be brought against us in the future. If any such lawsuit or other litigation is brought against us, such proceedings may have a materially adverse effect on our business, financial condition, or results of operations.

      Changes in tax laws could adversely affect the marketability of certain of our products.

      Under the Internal Revenue Code of 1986, as amended (the “Code”), income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of our products a competitive advantage over other noninsurance products. From time to time, proposals are made with respect to the tax treatment of annuity and certain other life insurance products that, if enacted, could adversely impact the tax treatment of such products. Although sales of these products do not currently represent a significant portion of our income, if the Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, our business could be adversely impacted. In addition, some products that we sell receive favorable estate tax treatment under the Code. If the Code is revised to change existing estate tax laws, our business could be adversely affected. We cannot predict what future tax initiatives the President or Congress may propose that may affect us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This Prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. These statements relate to future events concerning our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our industry’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this Prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continued,” or the negative of these terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.”
USE OF PROCEEDS

      The purpose of the Plans is not to provide proceeds for a particular purpose but to provide incentives for Producers, Directors and employees to generally promote the success of our business. The net proceeds that become available to us upon the sale of the Shares pursuant to the exercise of Options under the Plans will be added to the general funds and are intended primarily for increasing sales and overall company performance. See “Risk Factors; We have broad discretion in the use of the net proceeds of this offering.”

DETERMINATION OF OFFERING PRICE

      The Option exercise prices for the issuable Shares related to the Options granted or to be granted under the Plans will generally be equal to the estimated fair market value of the underlying Common Stock on the grant date. The fair market value is estimated by management and discounted for lack of marketability and for lack of control. The prices of the issuable Shares for particular Incentive Stock Options granted to certain employees who own 10% or more of our Common Stock, are equal to 110% of the fair market value of the Common Stock on the Option grant date. Management’s estimate is derived from a third-party independent valuation performed semiannually. The Plans are administered by committees, which are appointed by the Board of Directors. Options granted under the plans are granted for no monetary consideration.

DESCRIPTION OF THE PLANS

      The Board has adopted the Producer Plan and the Employee Plan. The purpose of the Producer Plan is to provide an incentive to LMG Producers and registered representatives of LFS who market products on our behalf, and to align the interest of such individuals with those of our shareholders. The purpose of the Employee Plan is to provide an incentive to our Directors and employees of our subsidiaries, increase their interest in our welfare, and aid in attracting and retaining employees and Directors of outstanding ability.

      Participation/Types of Awards

      The Employee Plan provides for grants of options to purchase shares to Directors and employees of our subsidiaries. The types of grants are incentive stock options (“ISOs”) and non-qualified stock options (“Non-Qualified Options”). The difference between ISOs and Non-Qualified Options are discussed later in this section under the heading “Federal Income Tax Aspects of the Plans.” Non-employee members of the Board of Directors may only be granted Non-Qualified Options under the Employee Plan.

      The Producer Plan provides for grants of Non-Qualified Options and awards of Shares (“Awards”) to LMG Producers and registered representatives of LFS. ISOs may not be granted under the Producer Plan.

      Administration. Each of the Plans is administered by one or more committees. The members of the Committees that administer both Plans consist of Lynda L. Regan, R. Preston Pitts, and G. Steven Taylor, each an Officer of the Company. In addition, a special committee consisting of nonemployee Directors of the Company, each of whom is a “disinterested person” under Rule 16b-3 of the Exchange Act, administers the Employee Plan for the purposes of Rule 16b-3 with respect to employees and Directors who are subject to Section 16 of the Exchange Act. Subject to the provisions of each of the Plans, the Committees have authority to (i) determine eligibility of Producers, employees, and Directors to participate in the respective Plans; (ii) grant Options and Awards under the Plans; (iii) determine whether the Options granted under the Employee Plan will be Non-Qualified Options or ISOs; (iv) interpret the Plans; (v) prescribe, amend, and rescind rules and regulations relating to each of the Plans; (vi) determine the terms and provisions of written agreements evidencing the granting of Options under either of the Plans (“Option Agreement”) or the granting of Awards under the Producer Plan; and (vii) make all other determinations necessary or advisable for the administration of the Plans. Any controversy or claim arising out of or related to one of the Plans will be determined unilaterally by, and at the sole discretion of, the respective Committee. Any determination, decision, or action of a Committee in connection with the construction, interpretation, administration, implementation, or maintenance of the respective Plan shall be final, conclusive, and binding upon all persons to whom an Option or Award is granted (each a “Grantee”) and all persons claiming under or through any Grantee.

      Term and Termination. Each of the Plans became effective on January 1, 1998. The Board may, at any time, alter, amend, suspend, discontinue, or terminate either of the Plans, provided that no such action adversely affects the right of any holder of an Option or Award previously granted under either of the Plans, and provided that certain amendments to the Employee Plan are subject to the approval of our shareholders.

      Shares Subject to the Plan. The total number of Shares underlying Options to be granted during the term of the Employee Plan may not exceed 5.5 million in the aggregate and the total number of Shares underlying Awards and Options to be granted during the term of the Producer Plan may not exceed 9.5 million in the aggregate. In the event of any change in capitalization affecting the Shares, including without limitation, a stock dividend or other distribution, stock split, reverse stock split, recapitalization, consolidation, subdivision, split-up, spin-off, split-off, combination or exchange of shares, or other form of reorganization or recapitalization, or any other change affecting the Shares, the Board will authorize and make proportionate adjustments to the Options, if any, as the Board deems appropriate to reflect the change.

      During the effectiveness of this offering, Options granted pursuant to the Plans to Officers, Directors, and direct or indirect beneficial owners of more than ten percent (10%) of our equity securities will not exceed twenty percent (20%) of the issued and outstanding shares of our equity securities on the date such Options are granted.

      Payment of Exercise Price. The purchase price for Shares subject to an Option is payable upon exercise of an Option in cash or by check, bank draft, or postal or express money order, or, in the discretion of the respective Committee, in shares of Common Stock.

      Termination of Producer/Employment/Director Status. Under the terms of the Employee Plan, if a Grantee is an Officer or Director and the Grantee’s employment with us or status as an Officer or Director is terminated as a result of retirement at or after age 62, or by reason of disability (as defined in the Plan) or death, all Options held by the Grantee on the date of termination will immediately vest and become fully exercisable provided that the Options are exercised by the earlier of six months after the date of termination or the date the Option would otherwise expire, and any Options that are not exercised during the six-month period immediately following the date of termination will be forfeited. If a Grantee is not an Officer or Director, and the Grantee’s employment with us is terminated as a result of retirement at or after age 62, or by reason of disability (as defined in the Plan) or death, all Options held by the Grantee that were exercisable on the date of termination will be exercisable by the earlier of six months after the date of termination, or the date the Option would otherwise expire, and any Options that are not exercised during the six-month period immediately following the date of termination will be forfeited. If a Grantee’s employment with us or status as a Director is terminated for cause (as defined in the Employee Plan), all unexercised options held by the Grantee on the date of the termination will be forfeited. If the Grantee’s employment with us or status as a Director is voluntarily terminated other than as a result of retirement at or after age 62, all unexercised Options held by the Grantee on the date of the termination will be exercisable to the extent they were exercisable on the date of the termination provided that the are exercised by the earlier of 30 days after the date of termination or the date the Options would otherwise expire, and any Options that are not exercised during the 30-day period immediately following the date of the termination will be forfeited. If a Grantee’s employment with us or the status as a Director is terminated for any reason other than as previously set forth, only those Options that were vested and fully exercisable at the time of termination may be exercised provided that the Options are exercised by the earlier of three months after the date of termination, or the date the Option would otherwise expire, and any Options that are not exercised during the three-month period immediately following the date of termination will be forfeited. Any of these provisions may be altered by the Committee provided that the altered terms are reflected in the applicable option Agreement.

      Grant Information. The Employee Plan limits the number of Shares that may be subject to ISOs granted to any individual, which ISOs become exercisable for the first time during a particular calendar year. If the fair market value of Shares subject to one or more ISOs that become exercisable for the first time during a particular calendar year, combined with the fair market value of shares under ISOs granted to such individual under our other plans or of plans of our subsidiaries, determined at the time of grant, exceeds $100,000, the Shares in excess of such amount will be treated as having been granted pursuant to Non-Qualified Options.

Federal Income Tax Aspects of the Plans

      Optionholders

      Grant. There are no federal income tax consequences to the holder of an Option solely by reason of the grant of an ISO or a Non-Qualified Option under either of the Plans, provided that, in the case of a Non-Qualified Option, the Option does not have a readily ascertainable fair market value at the date of grant.

      Exercise. The exercise of an ISO is not a taxable event for regular federal income tax purposes. However, such exercise may give rise to an alternative minimum tax liability.

      Upon the exercise of a Non-Qualified Option, the holder of the Option will generally recognize ordinary income in an amount equal to the excess of the fair market value of the Shares at the time of exercise over the amount paid as the exercise price. The ordinary income recognized in connection with the exercise by a holder of a Non-Qualified Option will be subject to both wage and employment tax withholding.

      The holder’s tax basis in the Shares acquired pursuant to the exercise of an Option will be the amount paid upon exercise plus, in the case of a Non-Qualified Option, the amount of ordinary income recognized by the optionholder upon exercise.

      Qualifying Disposition. If an optionholder disposes of Shares acquired upon exercise of an ISO in a taxable transaction, and such disposition occurs more than two years from the date on which the Option is granted and more than one year after the date on which the Shares are transferred to the optionholder, the optionholder will recognize long-term capital gain or loss equal to the difference between the amount realized upon such disposition and the optionholder’s adjusted basis in such Shares (generally the option exercise price).

      Disqualifying Disposition. If an optionholder disposes of Shares acquired upon exercise of an ISO (other than in certain tax-free transactions) within two years from the date on which the ISO is granted or within one year after the transfer of the Shares to the optionholder, then at the time of disposition the optionholder will generally recognize ordinary income equal to the lesser of (a) the excess of such Shares’ fair market value on the date of exercise over the exercise price paid by the optionholder or (b) the optionholder’s actual gain (i.e., the excess, if any, of the amount realized on the disposition over the exercise price paid by the optionholder). If the amount realized on a taxable disposition of the Shares obtained pursuant to the exercise of an ISO exceeds the fair market value of such Shares on the date of the exercise, then the optionholder will recognize a capital gain in the amount of such excess. If the optionholder incurs a loss on such a disposition (i.e., if the amount realized is less than the exercise price paid by the optionholder), then the loss will be a capital loss. The capital gain or loss will be long term or short term depending on whether the Shares were held for more than one year from the date such Shares were transferred to the optionholder.

      Other Disposition. If an optionholder disposes of Shares acquired upon exercise of a Non-Qualified Option in a taxable transaction, the optionholder will recognize capital gain or loss in an amount equal to the difference between the optionholder’s basis (as discussed above) in the Shares sold and the amount realized upon disposition. Any such capital gain or loss (and any capital gain or loss recognized on a disqualifying disposition of Shares acquired upon exercise of ISOs as discussed above) will be long term or short term depending on whether the Shares were held for more than one year from the date such Shares were transferred to the optionholder.

      Alternative Minimum Tax. The exercise of ISOs (but not Non-Qualified Options) will generally result in an upward adjustment to the optionholder’s alternative minimum taxable income (“AMTI”) in the year of exercise by an amount equal to the excess, if any, of the fair market value of the Shares on the date of exercise over the exercise price. The basis of the Shares acquired, for alternative minimum tax purposes, will equal the exercise price increased by the prior upward adjustment of the taxpayer’s AMTI as a result of the exercise of the ISO. This will result in a corresponding downward adjustment to the optionholder’s AMTI in the year the Shares are disposed.

      Award Recipients

      Grant. Upon the grant of an Award, the recipient of the Award will generally recognize ordinary income in an amount equal to the fair market value of the Shares received pursuant to the Award. The recipient’s tax basis in the Shares acquired pursuant to the Award will be equal to the amount of ordinary income recognized by the recipient upon the grant.

      Disposition. If the recipient of an Award disposes of Shares acquired pursuant to such Award in a taxable transaction, the recipient of the Award will recognize capital gain or loss in an amount equal to the difference between the recipient’s basis (as discussed above) in the Shares sold and the amount realized upon disposition. Any such capital gain or loss (and any capital gain or loss recognized on a disqualifying disposition of Shares acquired upon exercise of ISOs as discussed above) will be long term or short term depending on whether the Shares were held for more than one year from the date such Shares were awarded.

      Consequences to the Company

      There are no federal income tax consequences to us by reason of the grant of ISOs or Non-Qualified Options or the exercise of ISOs (other than disqualifying dispositions).

      At the time the optionholder recognizes ordinary income from the exercise of a Non-Qualified Option, or an Award recipient recognizes ordinary income upon the receipt of Shares pursuant to an Award, we will be entitled to a federal income tax deduction in the amount of the ordinary income so recognized (as described above), provided that we satisfy our withholding obligations described below. To the extent the optionholder recognizes ordinary income by reason of a disqualifying disposition of the shares of Common Stock acquired upon exercise of ISOs, we will be entitled to a corresponding deduction in the year in which the disqualifying disposition occurs.

      We will be required to report to the Internal Revenue Service any ordinary income recognized by any optionholder by reason of the exercise of a Non-Qualified Option or a disqualifying disposition of an ISO or by the recipient of an Award. We will be required to withhold income and employment taxes (and pay the employer’s share of employment taxes) with respect to ordinary income recognized by the optionholder upon the exercise of Non-Qualified Options or a disqualifying disposition of an ISO or by the recipient of an Award.

THE FOREGOING IS A GENERAL DISCUSSION OF CERTAIN POTENTIAL MATERIAL U.S. FEDERAL INCOME TAX ASPECTS OF THE RECEIPT OF AN AWARD OR THE RECEIPT AND EXERCISE OF OPTIONS UNDER THE PLANS AND IS INCLUDED FOR GENERAL INFORMATION ONLY. THE FOREGOING DISCUSSION DOES NOT TAKE INTO ACCOUNT THE PARTICULAR FACTS AND CIRCUMSTANCES OR TAX STATUS OR ATTRIBUTES OF EACH GRANTEE. AS A RESULT, THE INCOME TAX CONSEQUENCES ADDRESSED IN THE FOREGOING DISCUSSION MAY NOT APPLY TO EACH GRANTEE. ACCORDINGLY, EACH GRANTEE SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE RECEIPT OF AN AWARD OR THE RECEIPT AND EXERCISE OF OPTIONS UNDER THE PLANS, INCLUDING, BUT NOT LIMITED TO, THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN SUCH LAWS.

BUSINESS OF THE COMPANY

Operations

      Regan Holding Corp. (the “Company” or “We”) is a non-operating holding corporation, incorporated in the State of California, whose primary operating subsidiary is Legacy Marketing Group (“LMG”). LMG designs, markets and administers fixed life insurance and annuity products on behalf of unaffiliated insurance carriers in the District of Columbia and in every state, except Alabama and New York.

      LMG has entered into marketing agreements (the “Marketing Agreements”) with American National Insurance Company (“American National”), IL Annuity and Insurance Company (“IL Annuity”), Transamerica Life Insurance and Annuity Company (“Transamerica”), and John Hancock Life Insurance Company (“John Hancock”), each of which is an unaffiliated company and are collectively referred to as the “Carriers.” The Marketing Agreements grant LMG the exclusive right to market certain annuity and life insurance products issued by the Carriers (the “Policies”). Under the terms of the Marketing Agreements, LMG is responsible for the recruiting, training, and appointing of producers who have contracted with LMG to sell the Policies. For these services, the Carriers pay LMG marketing allowances and commissions based on the volume of Policies sold. The Carriers are also responsible for the payment to Producers of commissions on the sale of Policies. LMG may, in its discretion, elect to pay commissions to Producers in addition to those paid by the Carriers.

      We currently market the Policies through a network consisting of approximately 20,800 Producers, of whom approximately 4,800 have generated business during 2000. Each of these Producers has entered into a Producer agreement with LMG pursuant to which the services of the Producer are provided on a non-exclusive basis. These agreements may be terminated immediately by either the Producer or LMG, with or without cause.

      LMG’s sales network is built on a multi-level structure pursuant to which Producers may sponsor other Producers. Sponsored Producers are referred to as “downline” Producers within the sponsoring Producer’s downline network. Sponsored Producers may also sponsor other Producers, creating a hierarchy under the original sponsoring Producer. The Producer contract contains a nine-level “open book” design pursuant to which a Producer may advance from one level to the next based on commission level and the size of the Producer’s downline network. As a Producer advances to higher levels within the system, the Producer receives a higher commission on sales made by the Producer and the Producer’s downline network. This creates a financial incentive for Producers to build a hierarchy, or downline network, of Producers, thereby contributing to their own financial growth and to the growth of the Company. Advancements to higher levels can occur as often as every three months. Producers at the highest levels are considered “Wholesalers.”

      LMG provides tools and services that assist Wholesalers with recruiting, training and support responsibilities associated with the Producers in their hierarchy. In addition, LMG assists Producers with programs designed to increase their sales and better serve their clients. Recruiting and training programs include visual presentations, product videos and seminars, advertising material guidelines and sales flip charts. LMG also produces product information, sales brochures, pre-approved advertisements and recruiting material.

      LMG has also entered into insurance administrative agreements (the “Administrative Agreements”) with each of the Carriers pursuant to which we provide clerical, administrative and accounting services with respect to the Policies. Such services include billing, collecting and remitting cash on the Policies. For providing such services, we are paid on a per transaction basis, with the amount of the fee depending on the type of policy and type of service. Historically, all administrative services with respect to the Policies were performed at our headquarters in Petaluma, California. However, during 1998, LMG began performing some administrative services at facilities located in Rome, Georgia.

      The Marketing and Administrative Agreements with John Hancock were entered into on January 18, 2001. Design, marketing and administration of products on behalf of John Hancock are expected to begin during the second quarter of 2001.

      The Marketing and Administrative Agreements with American National and IL Annuity expire March 31, 2001, and December 31, 2005, respectively, but may be renewed by mutual agreement for successive one-year terms. The Agreements may be terminated by either party upon 180 days notice without cause, and may be terminated by either party immediately for cause. In addition, the Marketing Agreements will terminate automatically at the end of any calendar quarter upon our failure to meet certain quarterly minimum production requirements for two successive calendar quarters. The Marketing and Administrative Agreements with Transamerica and John Hancock do not have a fixed term but may be terminated by either party upon twelve months notice without cause, and may be terminated by either party immediately for cause. The

Administrative Agreements with American National and IL Annuity were amended during 1999 with respect to various policy administration matters. The Administrative Agreement with Transamerica was amended in 2000 to include newly developed products in our policy administration services.

      In addition to Policy marketing and administration, LMG also assists the Carriers in Policy design and development. LMG's marketing and actuarial departments work with the Carriers to design proprietary annuity and life insurance products to be marketed by LMG. All products marketed and designed by LMG include certain guarantees for the benefit of policyholders that are designed to be unique in the insurance marketplace. Although the guarantees are known as Legacy's Cornerstone Guarantees, they are guaranteed by the issuing Carriers. Legacy's Cornerstone Guarantees generally include: (i) a contractually guaranteed maximum administrative fee; (ii) the ability to allocate among various cash value strategies; and (iii) life insurance products providing a guarantee that the cost of insurance will be no greater than the yearly renewable term rates provided by the reinsurers of the Policies, with changes in the cost of insurance resulting solely from changes in the Policies' future experience factors.

      Through our wholly owned broker-dealer subsidiary, LFS, we engage in the offering and sale of variable annuity and life insurance products, mutual funds, and debt and equity securities on a fully disclosed basis. LFS has entered into agreements (the “Agreements”) with various entities pursuant to which LFS has a nonexclusive right to solicit sales of investment products offered by such entities through its network of independent registered representatives and to provide certain marketing and administrative services in order to facilitate sales of such products. Under the Agreements, we are compensated based upon predetermined percentages of production. The Agreements may be terminated by any party upon 30 days written notice.

      Through LifeSurance Corporation, a wholly owned subsidiary, we conduct sophisticated educational programs that provide continuing education credits for Producers at various locations throughout the United States. Producers pay attendance fees to attend the seminars and may also purchase educational materials that can be used as tools in promoting life insurance and annuity policies and estate planning concepts. The seminars and educational materials are marketed under the business name Wealth Transfer Educational Systems.

      Legacy Advisory Services, Inc. (“LAS”) is a wholly owned subsidiary, incorporated in the state of California for the purpose of operating as an “investment advisor,” as defined by and regulated pursuant to the Investment Advisors Act of 1940. LAS is registered with the SEC and has conducted limited operations to date.

      Legacy Reinsurance Company (“LegacyRe”) is a wholly owned subsidiary incorporated in the state of Arizona. We have not obtained, and are currently not seeking, state approval for LegacyRe to engage in the reinsurance business. Accordingly, LegacyRe has conducted no business to date.

      During 1999, we formed Imagent Online, LLC, (“Imagent”) a Delaware limited liability company and a wholly owned subsidiary of the Company. In May 2000, Imagent invested in an insurance-related Internet start-up company. Imagent has no other operations to date.

      In December 2000, we purchased the assets of Values Financial Network, Inc. (“VFN”), a Tennessee corporation engaged in the business of values-based investment screening. VFN has conducted limited operations to date.

Competitive Business Conditions

      The life insurance and annuity business is highly competitive. We face competition from various companies and organizations, including banks, securities brokerage firms, investment advisors, and other financial intermediaries marketing insurance products, annuities, mutual funds, and other retirement-oriented investments. Some of these competitors have substantially greater assets, financial resources and market acceptance than LMG. Our distribution system relies on independent insurance producers to effectively market our products. Maintaining relationships with producers requires introducing new products to the market in an efficient and timely manner, offering competitive commission schedules, and providing superior marketing training and support.

Regulatory Environment

      LMG, or a licensed individual acting on behalf of LMG (in the states that do not permit the licensing of corporations), is licensed or is currently seeking licensure as an insurance agent and/or third party administrator in all states that require such licensure. As a result of being licensed as an insurance agency, LMG’s business practices are subject to regulation, including its sales and marketing practices, fiduciary responsibilities, and compliance with pertinent statutes and regulations. As a result of being licensed as a third-party administrator, LMG is subject to regulation regarding maintenance of records, settlement and payment of claims, underwriting services or standards, disclosure of the administrator’s capacity, payment of fees or charges, and other fiduciary duties.

      Increased national attention has forced the National Association of Insurance Commissioners and state insurance departments to examine existing laws and regulations affecting insurance companies, especially those laws and regulations involving insurance company solvency, marketing and sales practices, and investment policies. We have responded to this increased scrutiny by instituting strict advertising guidelines, generating consistent marketing materials and testimonies addressing appropriate marketing practices, and including this topic in our biannual wholesaler meetings. Although we are not an insurance company, changes in the regulatory environment that affect the insurance companies with which we contract can impact our operations.

      LFS is registered as a broker-dealer with, and is subject to regulation by, the SEC and the NASD. LFS is also registered as a fully disclosed broker-dealer in several states. As a result of federal and state broker-dealer registration and its SRO memberships, LFS is subject to overlapping regulation that covers many aspects of its securities business. Such regulations cover matters including capital requirements, record keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and to prevent the improper trading on material nonpublic information, employee-related matters, including qualification and licensing of supervisory and sales personnel, and rules of the SROs designed to promote high standards of commercial honor and just and equitable principles of trade. A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, many aspects of the broker-dealer customer relationship are subject to regulation, including “suitability” determinations as to customer transactions, limitations in the amounts that may be charged to customers, and correspondence with customers.

      Compliance with many of the regulations applicable to us or our subsidiaries involves a number of risks, particularly because applicable regulations in a number of areas may be subject to varying interpretation. Regulators make periodic examinations and review annual, monthly, and other reports on our operations and financial condition. In the event of a violation of or noncompliance with any applicable law or regulation, governmental regulators and SROs may institute administrative or judicial proceedings that may result in censure, fine, civil penalties (including treble damages in the case of insider trading violations), criminal penalties, the issuance of cease-and-desist orders, the deregistration or suspension of a noncompliant broker-dealer, the suspension or disqualification of a broker-dealer’s officers or employees, and other adverse consequences. Such violations or noncompliance could also subject us and/or our employees to civil actions by private persons. Any governmental, SRO, or private proceeding alleging violation of or noncompliance with laws and regulations applicable to us or our subsidiaries could have a material adverse effect upon our business, financial condition, results of operations, and business prospects.

Employees

      As of December 31, 2000, we employed 531 full-time equivalent employees (all are employees of our subsidiaries). None of our employees is represented by a collective bargaining agreement. We consider our relations with our employees to be good, and we will continue to strive to provide a positive work environment for our employees.

Property

      We currently lease approximately 72,000 square feet of office space in Petaluma, California, where our headquarters is located. This lease expires in April 2009, subject to extension at our option for two additional terms of five years each. We plan to acquire this property in the first quarter of 2001 for $10.6 million, in accordance with the terms of the lease that give us the right to purchase the building on a specified date at a fixed price. We also lease approximately 5,700 square feet of warehouse space in Petaluma, California.

      In March 1999, we purchased a building in Petaluma, California for $4.3 million. The building consists of approximately 53,700 total square feet of useable office and warehouse space. Approximately 13,700 square feet of the building is currently used for LFS operations and training facilities for LMG and LFS employees. The remaining approximate

40,000 square feet is leased to unrelated parties. We sold the building in December 2000 and recorded a pre-tax gain of $3.6 million. LFS will remain on-site under the terms of a lease agreement that expires in December 2002.

      In addition, we lease 18,200 square feet of office space in Des Moines, Iowa, expiring in October 2004, and lease 30,500 square feet of office space in Rome, Georgia, expiring in December 2001.

      We believe that existing and planned office and warehouse space is and will continue to be adequate for our operations for the foreseeable future.

Available Information

      We have filed with the SEC a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules, and supplements thereto, the “Registration Statement”) pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, for the registration of the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to our company and the Shares offered hereby, reference is made to the Registration Statement, including exhibits thereto and financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any contract or other document are not necessarily complete. With respect to each such contract or other document filed with the SEC as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement will be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed by the Company with the SEC may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, the SEC maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

      We are currently subject to the informational requirements of the Exchange Act. So long as we are subject to the periodic reporting requirements of the Exchange Act, we will continue to furnish the reports and other information required thereby to the SEC. We intend to furnish the holders of the Shares with annual reports containing, among other information, audited consolidated financial statements reported upon by an independent public accounting firm. We also intend to furnish such other reports as we may determine or as may be required by law.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected summary consolidated financial data for the Company for the years ended December 31, 1999, 1998, 1997, 1996 and 1995 have been derived from financial statements audited by PricewaterhouseCoopers LLP, independent accountants, whose report with respect to their audits of the consolidated financial statements as of December 31, 1999 and 1998, and for the three years in the period ended December 31, 1999, is included elsewhere in this Prospectus. The data presented for the nine-month periods ended September 30, 2000 and 1999 are derived from unaudited condensed consolidated financial statements presented elsewhere in this Prospectus and, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The summary consolidated financial data set forth below should be read in conjunction with the consolidated financial statements of the Company and Notes thereto and the other financial information, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere herein. The results of operations for interim periods are not necessarily indicative of results that may be expected for a full year or any other interim periods.

	Year Ended December 31,

	1999	1998	1997	1996	1995

Selected Income Statement Data:

Total Revenue	$50,030,617	$45,935,164	$21,883,482	$17,508,601	$16,800,554

Net Income	4,467,834	9,770,208	3,150,454	2,714,495	4,858,620

Earnings Per Share – basic	0.17	0.37	0.12	0.10	0.18

Earnings Per Share – diluted	0.16	0.36	0.12	0.10	0.18

Selected Balance Sheet Data:

Total Assets	$46,592,396	$31,286,013	$19,280,941	$15,424,902	$12,304,801

Total Non Current Liabilities	4,258,492	662,808	281,894	316,741	304,557

Total Long-Term Debt	2,256,418	132,285	132,285	132,285	132,285

Total Liabilities	14,904,343	6,364,743	3,621,380	2,519,866	1,762,924

Redeemable Common Stock	11,563,285	11,225,431	11,842,651	12,343,001	12,682,750

Shareholders’ Equity (Deficit)	20,124,768	13,695,839	3,816,910	562,035	(2,140,873)

Cash Dividends Declared	—	—	—	—	—

Selected Operating Data:

Total Fixed Premium Placed Inforce(1)	$1.62 billion	$1.65 billion	$777.3 million	$626.8 million	$620.0 million

Total Fixed Policies Placed Inforce(1)	28,000	31,900	15,060	11,144	12,167

	For the Nine Months Ended September 30,
	2000	1999

Selected Income Statement Data:

Total Revenue	$30,078,637	$40,803,243

Net Income (Loss)	(4,794,667)	5,378,540

Earnings (Loss) Per Share – basic	(0.18)	0.20

Earnings (Loss) Per Share – diluted	(0.18)	0.19

Selected Balance Sheet Data:

Total Assets	$41,381,681	$44,349,359

Total Non Current Liabilities	5,321,479	3,661,722

Total Long-Term Debt	2,212,391	2,259,589

Total Liabilities	13,254,256	11,667,652

Redeemable Common Stock	11,183,966	10,864,710

Shareholders’ Equity	16,943,459	21,816,997

Cash Dividends Declared	—	—

(1)	Inforce premium and policies are actually statistics of the Carriers but represent factors that directly affect our revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and the notes thereto that appear elsewhere in this Prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those projected in the forward-looking statements. Factors that could cause or contribute to differences include, but are not limited to, those discussed below and elsewhere in this Prospectus, particularly, in “Risk Factors.”

Results of Operations

      The table below presents information about our operating segments for the years ended December 31, 1999, 1998 and 1997:

	Legacy	Legacy
	Marketing	Financial	LifeSurance	Regan Holding
	Group	Services, Inc.	Corp.	(stand-alone)	Other	Total

Year Ended December 31, 1999

Total revenue	$48,117,700	$1,694,680	$202,694	$12,921	$2,622	$50,030,617

Total expenses	34,291,486	1,485,463	1,599,671	6,297,976	28,602	43,703,198

Operating income (loss)	13,826,214	209,217	(1,396,977)	(6,285,055)	(25,980)	6,327,419

Other income	1,202,854	3,155	839	17,201	4,630	1,228,679

Income (loss) before tax	15,029,068	212,372	(1,396,138)	(6,267,854)	(21,350)	7,556,098

Tax provision (benefit)	5,413,341	(55,514)	(533,636)	(1,731,980)	(3,947)	3,088,264

Net income (loss)	$9,615,727	267,886	$(862,502)	$(4,535,874)	$(17,403)	$4,467,834

Year Ended December 31, 1998

Total revenue	$45,113,652	$821,512	$—	$—	$—	$45,935,164

Total expenses	27,649,023	861,486	—	2,447,635	1,922	30,960,066

Operating income (loss)	17,464,629	(39,974)	—	(2,447,635)	(1,922)	14,975,098

Other income (loss)	1,220,313	1,439	—	(720)	—	1,221,032

Income (loss) before tax	18,684,942	(38,535)	—	(2,448,355)	(1,922)	16,196,130

Tax provision (benefit)	6,880,139	(128,953)	—	(326,181)	917	6,425,922

Net income (loss)	$11,804,803	$90,418	$—	$(2,122,174)	$(2,839)	$9,770,208

Year Ended December 31, 1997

Total revenue	$21,571,588	$311,894	$—	$—	$—	$21,883,482

Total expenses	15,011,972	653,926	—	1,569,086	613	17,235,597

Operating income (loss)	6,559,616	(342,032)	—	(1,569,086)	(613)	4,647,885

Other income (loss)	715,168	—	—	(17,575)	—	697,593

Income (loss) before tax	7,274,784	(342,032)	—	(1,586,661)	(613)	5,345,478

Tax provision (benefit)	2,420,753	(230,335)	—	4,322	284	2,195,024

Net income (loss)	$4,854,031	$(111,697)	$—	$(1,590,983)	$(897)	$3,150,454

Total assets

December 31, 1999	$27,527,585	$1,300,153	$1,136,184	$16,395,023	$233,451	$46,592,396

December 31, 1998	$21,777,580	$823,714	$—	$7,985,393	$699,326	$31,286,013

      “Other” segments above include Legacy Advisory Services, Inc. and Legacy Reinsurance Company. These entities’ operations do not currently represent amounts that are material to our results and, accordingly, were not separated for purposes of this disclosure.

Analysis of Regan Holding Corp. Consolidated

      Results of Operations — Our consolidated net income decreased approximately $5.3 million in 1999, compared to 1998, primarily due to increases in LMG expenses, as discussed below. Consolidated net income increased approximately $6.6 million in 1998, compared to 1997, and is primarily attributable to increases in LMG revenue, as discussed below.

Analysis of Legacy Marketing Group

      Results of Operations — LMG’s net income decreased approximately $2.1 million in 1999 compared to 1998 primarily due to increases in expenses, as discussed below. In 1998, however, LMG’s net income increased approximately $6.9 million compared to 1997 primarily due to increases in revenue, which are discussed below.

      Revenue — LMG’s major sources of income are marketing allowances, commission income and administrative fees from sales and administration of fixed annuity and life insurance products on behalf of the Carriers. Levels of marketing allowances and commission income are directly related to the sales volume of the Policies. Administrative fees are a function not only of product sales, but also of administration of policies inforce and other fee-based services provided by LMG. Total LMG income increased approximately $3.0 million, or 6.7%, in 1999 compared to 1998, and increased approximately $23.5 million, or 109.1%, in 1998 compared to 1997. The increases are primarily attributable to changes in product mix and fluctuations in premium placed inforce for the Carriers, as discussed below.

      LMG marketing allowances and commission revenue, combined, increased approximately $1.1 million, or 3.0%, during 1999 compared to 1998 due to the continued shift in product mix to products that yielded higher marketing allowances and commission income, such as life insurance products. The increase in life insurance premium placed inforce reached $10.9 million in 1999, up 60.6% from $6.8 million in 1998. This increase was offset by the effect of a decrease in overall premium placed inforce for the Carriers of approximately $37.0 million, or 2.3%, primarily due to reduced sales of fixed annuities during the second half of the year. This decrease is primarily attributable to the poor performance of bond investments associated with the annuities’ crediting rates and to lower than anticipated market acceptance of the VisionMark IISM annuity, which was introduced in 1999 to replace the original VisionMarkSM annuity. LMG marketing allowances and commission revenue, combined, increased approximately $20.4 million, or 115.1%, in 1998 compared to 1997 primarily due to increases in the volume of sales by LMG’s distribution network for the Carriers. Premium placed inforce for the Carriers totaled $1.6 billion in 1998, an increase of 112.6% from 1997. Also contributing to the increase from 1997 to 1998 was the shift in product mix to products that yielded higher marketing allowances and commission income.

      Administrative fees increased approximately $2.0 million, or 29.6%, from 1998 to 1999, and increased approximately $3.1 million, or 84.9%, in 1998 compared to 1997, primarily due to increases in the number of Policies sold and administered during the respective periods and to a continued shift in Policies administered to those that generate higher administrative fees.

      In 1999, LMG marketed and administered insurance products for three Carriers, American National, IL Annuity, and Transamerica. In 1999, approximately 10.5%, 73.5%, and 11.3% of LMG’s total consolidated revenue resulted from agreements with American National, IL Annuity, and Transamerica, respectively (LMG did not market or administer products for Transamerica until the third quarter of 1998), compared to approximately 12.7%, 79.9%, and 1.7% in 1998, respectively, and approximately 36.2% and 57.0% with American National and IL Annuity, respectively, in 1997. In addition, during the fourth quarter of 1999, 20.6% of our total consolidated revenue resulted from agreements with Transamerica. These shifts in sales mix from American National to IL Annuity in 1998 from 1997 and the shift from IL Annuity to Transamerica in 1999 from 1998 are attributable to favorable acceptance of the respective Carrier’s products in the marketplace.

      Although LMG markets and administers several fixed annuity and life insurance products on behalf of the Carriers, its revenues are derived primarily from sales and administration of certain fixed annuity products. During 1999, 1998, and 1997, 56.2%, 70.6%, and 52.4% respectively, of our total consolidated revenues resulted from LMG sales of one fixed annuity. However, during the fourth quarter of 1999, 17.8% of our total consolidated revenues resulted from sales of another fixed annuity product primarily due to strong market acceptance of this product. This sales trend is expected to continue for the foreseeable future.

      We are currently implementing several initiatives to increase the volume of LMG sales, including several marketing programs that are designed to strengthen relationships with existing Producers and attract new Producers. In addition, LMG released several new products and product enhancements at a sales convention in July 2000 that are expected to diversify LMG’s product portfolio, enhance market share, and increase sales. On January 18, 2001, we also entered into

Marketing and Administrative Agreements with John Hancock to provide services similar to those performed for the Carriers. Sales of products on behalf of John Hancock are expected to begin during the second quarter of 2001. However, there can be no assurances that such events will result in increases in LMG sales.

      Expenses — Total LMG expenses increased approximately $6.6 million, or 24.0%, during 1999 compared to 1998, and increased approximately $12.6 million, or 84.2%, during 1998 compared to 1997. These increases are primarily due to increases in compensation, sales promotion and support, and professional fees, as discussed below.

      As a service organization, LMG’s primary expenses are salaries and related employee benefits. These expenses increased approximately $3.9 million, or 23.6%, in 1999 from 1998, and increased $6.6 million, or 65.6%, in 1998 compared to 1997. These increases primarily resulted from increases in the number of employees, which are largely attributable to preparation for, and accommodation of, increases in sales. Salaries and benefits also increased due to increases in bonuses in 1998, which are tied to net income, to the addition of personnel at higher pay levels in both 1999 and 1998, and to normal pay increases for existing employees.

      Sales promotion and support expense consists primarily of costs related to LMG’s annual national sales conventions, various sales and training events, and incentives paid to Producers to stimulate sales. Also included in sales and promotion support expense is the cost of designing and printing sales brochures for use by Producers. It is expected that these expenses will continue to be a major element of LMG’s cost structure, as attendance at the national sales conventions increases, as the number of Producers marketing products for LMG increases, and as new products are introduced. This expense increased approximately $1.2 million, or 22.2%, in 1999 from 1998 and increased approximately $2.9 million, or 120.3%, in 1998 from 1997. These increases are primarily attributable to increased incentives paid to Producers to stimulate sales and increased printing costs related to the introduction of new products and enhancements to existing products.

      Occupancy expense consists primarily of office building and equipment leasing costs. These expenses increased approximately $1.1 million, or 164.9%, in 1999 compared to 1998, and increased approximately $217,000, or 51.5%, in 1998 compared to 1997 primarily due to the leasing of new office space during 1999 and 1998 and to overall increases in telephone, utilities, and other related expenses that correspond with increases in sales and employment, as discussed above.

      Professional fees decreased approximately $749,000, or 33.3%, in 1999 from 1998 and increased approximately $1.8 million, or 400.8%, in 1998 from 1997. These changes from 1998 amounts are primarily due to expenses associated with a $1.1 million settlement of litigation in 1998. Excluding the cost of this settlement, professional fees increased by approximately $355,000 in 1999 from 1998 and increased approximately $695,000 in 1998 from 1997 primarily due to increased consulting fees related to various information systems enhancement projects.

      Depreciation and amortization expenses increased approximately $237,000, or 235.4%, in 1999 compared to 1998 and increased approximately $97,000, or 2,434.5%, in 1998 compared to 1997 primarily due to acquisitions of fixed assets. Such acquisitions were necessary primarily to improve newly leased office space and to accommodate increases in employment, as discussed above.

      Courier and postage, stationery and supplies, equipment, and miscellaneous expenses increased in 1999 compared to 1998 and in 1998 compared to 1997 primarily due to overall increases in the volume of business, increases in employment, and newly leased office space, all of which are discussed above.

Analysis of Legacy Financial Services, Inc.

      Results of Operations — LFS’ net income increased approximately $177,000, or 196.3%, in 1999 compared to 1998. Net income of approximately $90,000 in 1998 represented an approximate $202,000 shift from net losses of approximately $112,000 in 1997. These fluctuations are primarily attributable to increases in revenue, offset by increases in expenses, as discussed below.

      Revenue — LFS’ major source of revenue is commission income, which is generated through sales of variable life and annuity products, mutual funds, and debt and equity securities. Levels of commission income are directly related to the volume of sales of such products. Total LFS revenue increased approximately $873,000, or 106.3%, in 1999 from 1998, and increased approximately $510,000, or 163.4%, in 1998 from 1997. These increases are attributable to increases in the volume of sales by LFS’ distribution network of registered representatives in 1999 and 1998, respectively. Also contributing to increases in commission income were shifts to sales by representative networks from which LFS retains a higher net commission.

      Expenses — Total LFS expenses increased approximately $624,000, or 72.4%, in 1999 from 1998 and increased approximately $208,000, or 31.7%, in 1998 from 1997 primarily due to increases in salaries and related benefits. As a service organization, LFS operating expenses consist primarily of salaries and related employee benefits. These expenses increased approximately $315,000, or 47.5%, in 1999 from 1998, and increased approximately $228,000, or 52.4%, in 1998 from 1997, primarily due to increases in the number of employees to accommodate increases in sales volume, the addition of personnel at higher pay levels, and regular annual pay increases.

Analysis of LifeSurance Corporation

      Results of Operations — In 1998 and 1997, Producer seminar revenue and expenses were reported in LMG’s results and it is impractical to present them separately for comparative purposes in this analysis. In 1999, these operations were reported in LifeSurance Corporation’s results and generated net losses of approximately $900,000.

Analysis of Regan Holding Corp. (stand-alone)

      Results of Operations — Regan Holding Corp. recorded net losses of approximately $4.5 million in 1999 compared to a net loss of approximately $2.1 million during 1998, and approximately $1.6 million during 1997. These increased losses are primarily attributable to increased expenses, partially offset by increased revenues, as discussed below.

      Revenue — Regan Holding Corp’s revenue consists primarily of rental revenue from an office building that was purchased in mid-1999. The building was leased to unaffiliated tenants during the fourth quarter of 1999, which resulted in revenue of approximately $13,000 in 1999 compared to no revenue in 1998 or 1997.

      Expenses — Regan Holding Corp’s expenses increased approximately $3.9 million or 157.3%, in 1999 from 1998 and increased approximately $879,000, or 56.0%, in 1998 from 1997. The increase in 1999 expenses is primarily due to: (i) $2.9 million in stock option expense related to stock options granted to LMG producers during 1999 and 1998; (ii) awards of the Company’s common stock to Producers, which resulted in recognition of approximately $420,000 in related expenses; and (iii) increases in legal and consulting fees related to various parent company strategic planning projects. The increase in 1998 expenses compared to 1997 is primarily due to increased depreciation and occupancy costs. Increased depreciation resulted from acquisition of leasehold improvements and computer hardware that were necessary to improve newly leased office space and to accommodate increases in employment. The increase in occupancy expense is primarily attributable to the addition of leased office space related to the increase in employees.

The table below presents information about our operating segments for the nine month periods ended September 30, 2000 and 1999 (in thousands):

		Legacy		Regan
	Legacy Marketing	Financial	LifeSurance	Holding
	Group	Services, Inc.	Corp.	(stand-alone)	Other	Total

Nine Months Ended September 30, 2000:

Total revenue	$27,604	$1,687	$344	$401	$43	$30,079

Total expenses	30,596	1,531	1,300	4,110	373	37,910

Operating income (loss)	(2,992)	156	(956)	(3,709)	(330)	(7,831)

Other income (loss)	738	21	3	(300)	(326)	136

Income (loss) before tax	(2,254)	177	(953)	(4,009)	(656)	(7,695)

Tax benefit	(1,364)	(73)	(352)	(862)	(249)	(2,900)

Net income (loss)	$(890)	$250	$(601)	$(3,147)	$(407)	$(4,795)

Nine Months Ended September 30, 1999:

Total revenue	$39,414	$1,170	$213	$—	$6	$40,803

Total expenses	25,133	1,072	951	5,388	28	32,572

Operating income (loss)	14,281	98	(738)	(5,388)	(22)	8,231

Other income	861	1	—	2	5	869

Income (loss) before tax	15,142	99	(738)	(5,386)	(17)	9,100

Tax provision (benefit)	5,635	(59)	(279)	(1,572)	(4)	3,721

Net income (loss)	$9,507	$158	$(459)	$(3,814)	$(13)	$5,379

Total assets September 30, 2000	$21,526	$1,462	$1,424	$15,301	$1,669	$41,382

December 31, 1999	$27,531	$1,300	$1,136	$16,395	$230	$46,592

      The “Other” segment above includes Legacy Advisory Services, Inc., Legacy Reinsurance Company, and Imagent Online, LLC. These entities’ operations do not currently represent amounts that are material to our results and, accordingly, were not separated for purposes of this disclosure.

Analysis of Regan Holding Corp. Consolidated

      Results of Operations — For the nine months ended September 30, 2000, the Company experienced net losses of approximately $4.8 million, compared with net income of approximately $5.4 million for the same period in 1999. These losses are primarily due to a decrease in LMG revenue and increases in LMG expenses, both of which are discussed below.

Analysis of Legacy Marketing Group

      Results of Operations — For the nine months ended September 30, 2000, LMG recorded a net loss of approximately $890,000, compared to net income of approximately $9.5 million during the same period in 1999. These fluctuations are primarily attributable to decreases in revenue and increases in expenses, as discussed below.

      Revenue — Total LMG revenue decreased approximately $11.8 million, or 30.0%, during the nine months ended September 30, 2000, compared to the nine months ended September 30, 1999. These decreases are primarily attributable to decreases in premium placed in force for the Carriers, as discussed below.

      LMG marketing allowances and commission revenue, combined, decreased approximately $11.7 million, or 35.9%, for the nine months ended September 30, 2000, compared to the same period in 1999 due to a decrease in premium of 43.6%. These decreases are primarily attributable to market conditions that resulted in the poor performance of bond investments underlying the annuities’ crediting rates and to lower than anticipated market acceptance of one fixed annuity product, which was introduced in 1999. The decrease in premium placed in force was partially offset by a shift to sales of fixed annuity and life insurance products that yield higher commissions.

      A significant percentage of our consolidated revenue during the periods presented was generated from LMG sales on behalf of each of the three Carriers, as follows:

	Nine Months Ended
	September 30,

	2000	1999

Transamerica	80.9%	9.3%

IL Annuity	14.1%	76.4%

American National	5.0%	10.1%

      Although LMG markets and administers several products on behalf of the Carriers, our consolidated revenue during the periods presented was derived primarily from sales and administration of two fixed annuity products, as follows:

	Nine Months Ended
	September 30,

	2000	1999

SelectMarkSM (sold on behalf of Transamerica)	43.5%	11.1%

VisionMarkSM (sold on behalf of IL Annuity)	12.3%	29.4%

      This shift between Carriers’ products is primarily attributable to more favorable acceptance of Transamerica’s products in the marketplace, which is largely related to the products experiencing higher crediting rates, and is expected to continue for the foreseeable future.

      We are currently implementing several initiatives to increase the volume of LMG sales, including several marketing programs that are designed to strengthen relationships with existing Producers and attract new Producers. In addition, LMG released several new products and product enhancements at a sales convention in July 2000 that are expected to diversify LMG’s product portfolio, enhance market share, and increase sales. On January 18, 2001, we also entered into Marketing and Administrative Agreements with John Hancock to provide services similar to those performed for the Carriers. Sales of products on behalf of John Hancock are expected to begin during the second quarter of 2001. However, there can be no assurances that such events will result in increases in LMG sales.

      Expenses — Total LMG expenses increased approximately $5.5 million, or 21.7%, for the nine months ended September 30, 2000, compared to the nine months ended September 30, 1999. These increases are primarily attributable to increases in salaries and related benefits, occupancy, professional fees, and depreciation, as discussed below.

      As a service organization, LMG’s primary expenses are salaries and related employee benefits. For the nine months ended September 30, 2000, salaries and related benefits increased approximately $1.3 million, or 8.2%, compared to the same period in 1999. Such increases resulted primarily from regular annual pay increases and from increases in the number of employees, which are largely attributable to preparation for increases in sales. During the third quarter of 2000, however, we hired several employees at higher salary levels, including one executive officer. Such increases in senior personnel are considered necessary in order to support anticipated increases in LMG sales, as discussed above. Accordingly, salary and benefits expense is expected to increase in future periods.

      Occupancy expense consists primarily of leased office space and related costs. During the nine months ended September 30, 2000, occupancy expense increased $1.1 million, or 119.7%, compared to the same period in 1999. These increases are primarily due to the leasing of new office space during the third quarter of 1999 and to overall increases in telephone, utilities, and other related expenses that correspond with increases in employment, as discussed above.

      During the fourth quarter of 2000, estimates of future incentive trip costs were adjusted, which resulted in a reduction of sales promotion and support expense of approximately $500,000 during the fourth quarter of 2000.

      Professional fees increased approximately $2.2 million, or 208.2%, during the nine months ended September 30, 2000 compared to the nine months ended September 30, 1999. Such increases are primarily due to consulting fees related to various information systems projects.

      For the nine months ended September 30, 2000, depreciation and amortization expense increased $751,000, or 742.6%. This increase is primarily due to acquisitions of fixed assets, which were necessary to improve newly leased office space and to accommodate increases in employment as discussed above, and a decrease in the estimated useful lives of certain computer hardware and software from five years to three years.

Analysis of Legacy Financial Services, Inc.

      Results of Operations — During the nine months ended September 30, 2000, LFS’ net income totaled approximately $250,000, compared to approximately $158,000 during the same period in 1999. This increase in net income is primarily attributable to increases in revenue, which were partially offset by increases in expenses, as discussed below.

      Revenue — For the nine months ending September 30, 2000, total revenue increased by approximately $517,000, or 44.2%, compared to the same period in 1999, primarily due to increases in sales volume. Also contributing to increases in commission revenue were shifts to sales by independent broker networks from which LFS receives an additional supervisory commission override.

      Expenses — For the nine months ended September 30, 2000, expenses increased approximately $459,000, or 42.8%, compared to the nine months ended September 30, 1999. These increases are primarily attributable to increases in the number of employees, addition of personnel at higher pay levels, regular annual pay increases and increases in sales promotion and support expenses related to increased attendance at the annual sales convention.

Analysis of LifeSurance Corporation

      Results of Operations — LifeSurance Corporation recorded net losses of approximately $601,000 during the nine months ended September 30, 2000, compared to a net loss of approximately $459,000 during the same period in 1999. These increased losses are primarily attributable to increases in expenses, which were partially offset by increases in revenue, as discussed below.

      Revenue — LifeSurance Corporation’s revenue increased approximately $131,000 during the nine months ended September 30, 2000, compared to the nine months ended September 30, 1999. These increases are primarily attributable to increased seminar attendance.

      Expenses — Salaries and related benefits expense increased approximately $178,000, or 48.5% for the nine months ended September 30, 2000, compared to the same period in 1999. Such increases are primarily attributable to an increase in personnel and to a regular annual pay increase. Sales promotion and support expenses decreased approximately $29,000 for the nine months ended September 30, 2000, compared to the same period in 1999. These decreases are primarily attributable to reallocation of certain sales concept costs to a separate subsidiary during 2000.

Analysis of Regan Holding Corp. (stand-alone)

      Results of Operations — Regan Holding Corp. recorded net losses of approximately $3.2 million during the nine months ended September 30, 2000, compared to approximately $3.8 million during the same period in 1999. These decreased losses are primarily attributable to increases in revenue and decreases in expenses, as discussed below.

      Revenue — Regan Holding Corp’s revenue consists solely of rental revenue from an office building that was purchased during mid-1999. The building was leased to unaffiliated tenants during the fourth quarter of 1999 that resulted in revenue of approximately $401,000 during the nine months ended September 30, 2000. In December 2000, we sold the building and recorded a pre-tax gain of approximately $3.6 million.

      Expenses — Regan Holding Corp.’s expenses decreased approximately $1.3 million, or 23.7%, during the nine months ended September 30, 2000, compared to the nine months ended September 30, 1999. This decrease is primarily due to a decrease in the number of non-employee stock options granted during 2000, compared to 1999.

Analysis of Other Segments

      Results of Operations — Other segments consist of Legacy Advisory Services, Inc., Legacy Reinsurance Company, and Imagent Online, LLC. Combined net losses from these entities increased approximately $394,000 during the nine months ended September 30, 2000, compared to the same period in 1999. These increased losses are primarily attributable to equity investment losses recorded by Imagent Online, LLC related to its investment in an Internet start-up company, as discussed above. Such losses are expected to continue for the foreseeable future.

Recent Accounting Pronouncement

      In December 1999, the SEC issued Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements.” SAB No. 101 expresses the views of the SEC staff in applying accounting principles generally accepted in the United States to certain revenue recognition issues. In June 2000, the SEC issued SAB No. 101B, “Amendment: Revenue Recognition in Financial Statements.” SAB 101B delays the implementation date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company expects to adopt SAB 101, as required, in the fourth quarter of 2000. Though management has not fully determined the impact that adoption of SAB 101 will have on our financial position, results of operations and cash flows, management anticipates that its implementation will not have a material effect on its consolidated results of operations and financial position.

Liquidity and Capital Resources

      Our principal needs for cash are: (i) funding operating expenses; (ii) purchases of computer hardware and software, leasehold improvements, and furniture and fixtures to accommodate new employees and support anticipated growth in operations; (iii) purchasing our headquarters property in Petaluma, California; (iv) funding continued product development and potential strategic acquisitions; and (v) as a reserve to cover possible redemptions of certain of our common stock that is redeemable at the option of shareholders under various agreements with us.

      Cash and short-term investment-grade securities represented 31.7% of our total consolidated assets at September 30, 2000, compared with 47.1% at December 31, 1999. This decrease in cash and short-term investments is primarily attributable to purchases of fixed assets, advances to investees, and repayment of a margin loan, as discussed below.

      We paid approximately $4.4 million during the nine months ended September 30, 2000, to purchase computer hardware and software, leasehold improvements, and acquisitions of furniture and fixtures. Such purchases were necessary to accommodate new employees and support anticipated growth in sales volume.

      In December 2000, we sold two parcels of land and the building in Petaluma, California and recorded a pre-tax gain of approximately $3.6 million. Because we expect to meet the criteria of Section 1031 of the Internal Revenue Code, the income taxes on the gain realized on the sale of the property will be deferred. Approximately $5.8 million of the consideration consisted of a promissory note (the "Note") from the buyer that is due and payable on the 60th day following the sale. Approximately $2.1 million of the consideration was used to discharge our remaining obligation under the 2000 Loan. This building houses LFS personnel and unrelated tenants. LFS will remain on-site under the terms of an operating lease that expires in December 2002.

      We plan to acquire the building at our headquarters in Petaluma, California in the first quarter of 2001 for approximately $10.6 million, in accordance with the terms of a lease agreement that give us the right to purchase the building on a specified date at a fixed price. To fund the purchase of the building, we will use the entire proceeds from the Note and obtain a loan for approximately $4.8 million.

      During May 2000, we entered into an agreement to fund a financial services Internet start-up company. Pursuant to this agreement, we purchased an ownership interest in the Internet company for $402,500 during May 2000. We also loaned $600,000 to the Internet company during June 2000 and $500,000 during August 2000. Repayments under the note will commence in June 2001. We may advance additional funds during the first half of 2001.

      In December, 2000, we acquired all of the assets of Values Financial Network, Inc. (“VFN”), an unaffiliated corporation engaged in the business of values-based investment screening, for total consideration of approximately $4.0 million. Such consideration consisted of approximately $2.5 million in advances paid by us, which were forgiven in conjunction with the acquisition; approximately $300,000 paid in cash to the former sole shareholder of VFN (“Shepherd”); and assumption by us of an obligation of approximately $1.2 million payable to a software developes related to usage and modification of a website acquired in the transaction. We are funding the acquisition with cash provided by investing activities. The purchased assets include an operational website, Internet domain names, sales leads, trademarks, copyrights, software, and other intellectual property. Such assets will be used for marketing products offered by subsidiaries of the Company. In addition, we are obligated to pay Shepherd royalties based on specified percentages of net income upon achievement of net income targets.

      During the last two quarters of 1999 and the first quarter of 2000, we obtained approximately $4.1 million in margin loan advances from our investment broker. The margin loans were repaid in full during the first quarter of 2000. In December 2000, we obtained $2.5 million in margin loan advances from this investment broker primarily to fund the purchase of VFN, as described above, and obtained an additional $500,000 in February 2001.

      At December 31, 1999, our investment portfolio included a $12.0 million equity investment in an affiliate of an insurance carrier with which LMG contracts. In the first quarter of 2000, the carrier affiliate repurchased the equity securities from us for approximately $12.5 million, pursuant to the terms of the investment agreement under which the securities were purchased.

      In May 1998, we entered into a Shareholder’s Agreement with Lynda L. Regan, Chief Executive Officer and Chairman of the Board of Directors, and certain other individuals. Under the terms of this agreement, in the event of the death of Ms. Regan, we are obligated to repurchase from Ms. Regan’s estate all of the shares of our common stock that were owned by Ms. Regan at the time of her death or that were transferred by her to one or more trusts prior to her death. The purchase price to be paid by us shall be equal to 125% of the fair market value of the shares, which totaled approximately $25.5 million at September 30, 2000. We have purchased two life insurance policies with a combined face amount of $29.0 million for the purpose of funding this obligation in the event of Ms. Regan’s death.

      Management intends to continue to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

      We are obligated to repurchase certain shares of our common stock pursuant to contractual agreements under which the shares were issued. At September 30, 2000, and December 31, 1999, the total redemption value of all redeemable common stock outstanding was approximately $11.2 million and $11.6 million, respectively. Cash paid pursuant to redemption requests from shareholders totaled approximately $486,000 during the nine months ended September 30, 2000, and approximately $459,000 during the same period in 1999. These securities are excluded from shareholders' equity. As the value of our common stock rises, our obligation for the redeemable common stock also increases, and could result in negative equity.

      Generally, our cash needs are met through cash provided from operating activities, which totaled approximately $6.9 million during the nine months ended September 30, 1999, and approximately $1.3 million during the nine months ended September 30, 2000. The decrease in cash flows from operating activities is primarily attributable to a decrease in LMG sales. Until such sales increase, as discussed below, operating activities may generate negative cash flows. In addition, we are obligated to repurchase certain shares of our common stock pursuant to various contractual agreements under which the shares were issued. If our net losses continue or if requests for repurchase of redeemable common stock increase significantly, a cash shortfall could occur. Management believes that existing cash and investment balances, together with cash flows from operations, will provide sufficient funding for the foreseeable future. However, in the event that a shortfall were to occur, management believes that adequate financing could be obtained to meet our cash flow needs.

Quantitative and Qualitative Disclosure About Market Risk

      In accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, all of our short-term investments are treated as available-for-sale.

      Investments in fixed income instruments carry a degree of market risk. Market risk represents the potential for loss due to adverse changes in the fair market value of financial investments. The market risks faced by us relate primarily to its investment portfolio, which exposes us to risks related to interest rates and, to a lesser extent, credit quality and equity prices.

      Interest rate risk is the price sensitivity of a fixed income security to changes in interest rates. The following table provides information about our fixed income investments, which are sensitive to changes in interest rates. Listed below are cash flows from principal amounts and related weighted average interest rates by expected maturity dates for fixed income investments held at December 31, 1999 and 1998. Actual cash flows could differ from expected amounts.

						Total

							Estimated
						Amortized	Market
	2000	2001	2002	2003	Thereafter	Cost	Value

December 31, 1999

Fixed maturities	$12,000,000	$—	$—	$499,251	$4,852,143	$17,351,394	$17,093,404

Average interest rate	5.18%	—	—	5.23%	6.53%

December 31, 1998

Fixed maturities	$—	$501,654	$1,004,337	$996,676	$7,911,303	$10,413,970	$10,449,800

Average interest rate	—	6.67%	6.81%	3.30%	4.04%

Mortgage-backed securities	—	—	—	—	$1,524,500	$1,524,500	$1,523,415

Average interest rate	—	—	—	—	5.67%

      We invest in marketable securities that are predominately investment grade. As a result, management believes that we have minimal exposure to credit risk.

      Equity price risk is the potential loss arising from changes in the value of equity securities. In general, equity securities have more year-to-year price variability than intermediate term high-grade bonds. However, returns over longer time frames have been consistently higher. Our equity securities primarily consist of preferred stocks, which provide consistent income. As a result of unfavorable market conditions related to preferred securities, the fair value of our equity securities is below original cost at December 31, 1999 and 1998. The original cost and fair values of our marketable equity securities are shown below:

	Original Cost	Fair Value

December 31, 1999	$4,382,927	$3,768,569

December 31, 1998	$5,139,732	$5,014,411

      All of the above risks are monitored on an ongoing basis. A combination of in-house review and consultation with external experts is used to analyze individual securities, as well as the entire portfolio.

MANAGEMENT

Directors and Executive Officers

Directors

Name	Principal Occupation	Director Since

Lynda L. Regan	Ms. Regan, born in 1948, has served as our Chairman and Chief Executive Officer since 1992. She was senior Vice President and Treasurer form 1990 to 1992.	1990

R. Preston Pitts	Mr. Pitts, born in 1951, has served as our President and secretary since February 1997, Chief Operating Officer since April 1998, and Chief Financial Officer from 1994 to July 1997. Prior to joining us, he owned Pitts Company, a CPA firm specializing in financial services for insurance companies; served as financial officer for United Family Life Insurance Company and American Security Insurance Group, both Fortis-owned companies; and was Audit manager for Ernst & Young.	1995

Ute Scott-Smith	Ms. Scott-Smith, born in 1960, served as our Senior Vice President from 1990 until her retirement in April 1997.	1997

Donald Ratajczak	Dr. Ratajczak, born in 1942, is President and Chairman of the Board of Brainworks Ventures, Inc. Dr. Ratajczak was the Director of the Economic Forecasting Center and a Professor of Economics in the School of Business Administration at Georgia State University. Dr. Ratajczak also serves as a Director of Morgan Keegan, Inc., Ruby Tuesday, Inc. and TBC Corporation and as a Trustee of CIM High Yield Fund. He is a member of the American Economic Association and the Economic History Association.	2000

J. Daniel Speight, Jr.	Mr. Speight, born in 1957, is the President, Chief Executive Officer, and a Director of Flag Financial Corporation, a bank holding company. Mr. Speight Served as Chief Executive Officer and a Director of Middle Georgia Bankshares, Inc., from 1989 until its merger with Flag Financial in March 1998 and has served as President, Chief Executive Officer, and a Director of Citizens Bank since 1984. Mr. Speight is also a Director of Towne services, Inc. and previously served as Chairman of The Bankers Bank. He is currently a member of the State Bar of Georgia, past Chairman of the Georgia Bankers Association Community Banking Committee, past president of the Community Bankers Association of Georgia, and past Director of the Independent Bankers Association of America.	2000

Executive Officers

In addition to the Directors who serve as our executive Officers and who are identified above, the following individuals also serve as executive Officers:

H. Lynn Stafford served as our Vice President of Operations from 1995 to July 1997, and has served as our Chief Information Systems Officer since August 1997. Prior to that time, he served as Chief Operations Officer for Lincoln Liberty Life Insurance Company and First Delaware Life Insurance Company.

Gregory C Egger has served as our Officer of Strategic Development since March 2000 and previously served as our Chief Marketing Officer since August 1997. Prior to that time, Mr. Egger was Executive Vice President for American Security Group.

G. Steven Taylor has served as our Chief Financial Officer since July 2000. Previously, Mr. Taylor was Vice President of Finance for First Colony Life, a division of GE Financial Assurance and also served as Chief Financial Officer of Professional Benefits Insurance Company.

William J. Hrabik has served our as our Chief Operations Officer since July 2000. Formerly, Mr. Hrabik was Senior Vice President of ARM Financial Group and also served as Vice President at Fortis.

Executive Compensation

Summary Compensation Table

      The following Summary Compensation Table sets forth the compensation of our Chief Executive Officer and the four most highly compensated executive Officers (the “named executive Officers”) for services in all capacities for our company and our subsidiaries during 1999, 1998, and 1997.

		Annual	Annual			All Other
Name and Position	Year	Salary	Bonus(1)	Other		Compensation

Lynda L. Regan	1999	$548,462	$192,562	$5,000	(2)	—

Chief Executive Officer				21,750	(5)

				16,825	(4)

	1998	435,781	249,612	5,000	(2)	—

				16,824	(4)

	1997	407,712	167,916	4,750	(2)	—

				16,825	(4)

R. Preston Pitts	1999	$425,883	$157,562	$2,105	(2)

President and Chief Operating Officer				16,540	(5)

	1998	336,211	205,175	5,000	(2)	—

	1997	300,000	149,916	4,750	(2)	—

Gregory C Egger (3)	1999	$243,309	$104,154	$5,000	(2)	—

Officer of Strategic Development				4,572	(5)

	1998	232,788	124,868	5,000	(2)	—

	1997	77,885	52,046	—		—

David A. Skup (6)	1999	$183,442	$67,987	$5,000	(2)	—

Administrative Services Officer,				3,231	(5)

Chief Financial Officer and Treasurer	1998	167,254	95,426	5,000	(2)	—

	1997	60,577	20,661	—		—

H. Lynn Stafford	1999	$190,521	$65,274	$5,000	(2)	—

Chief Information Officer				2,730	(5)

	1998	155,192	109,835	5,000	(2)	—

	1997	139,231	73,416	4,750	(2)	—

(1)	Includes bonuses in the year in which they were earned.

(2)	We match contributions made to our 401(k) Plan at a rate of $.50 for every $1.00 deferred, up to 6% of total annual compensation.

(3)	Mr. Egger was elected Officer in August 1997.

(4)	We pay interest on debt related to a split dollar life insurance policy under which Ms. Regan is the beneficiary.

(5)	We match contributions made by certain employees to our non-qualified deferred compensation plan at a rate of $0.50 for every $1.00 deferred, up to 6% of total annual compensation less amounts already matched under our 401(k) Plan.

(6)	Mr. Skup was elected Officer in July 1997. Effective June 30, 2000, Mr. Skup’s employment terminated.

Director Compensation

      We provide compensation to outside Directors in the amount of $1,500 for each board meeting, plus an annual retainer of $10,000. Directors are eligible to receive stock options. Currently, Ute Scott-Smith, J. Daniel Speight, and Donald Ratajczak are our outside Directors. The other Directors are our employees and are not compensated for serving as Directors or attending Board or committee meetings.

Compensation Committee Interlocks and Insider Participation

      We do not have a compensation committee. The Board of Directors determines the compensation of executive Officers. Lynda L. Regan serves as our Chief Executive Officer. R. Preston Pitts serves as our President and Chief Operating Officer. Ms. Regan and Mr. Pitts both also serve on our Board of Directors, Ms. Regan as the Chairman.

      Our executive Officers do not serve as Directors or members of the compensation committee of any entity whose executive Officers serve on our Board of Directors.

Options/SAR Grants in Last Fiscal Year

      The following table sets forth grants of stock options to the named executive officers during the fiscal year ended December 31, 1999. No SARs were granted during the fiscal year ended December 31, 1999.

		Individual				Potential Realizable
		Grants % of				Value at Assumed
	Number of	Total				Annual Rates of Stock
	Securities	Options /SARs				Price Appreciation for
	Underlying	Granted to	Exercise or			Option Term(2)
	Options/SARs	Employees in	Base Price	Expiration
Name	Granted	Fiscal Year(3)	($/Share)(1)	Date		5% ($)	10% ($)

Lynda L. Regan	125,000	8.1%	$1.40	12/31/03	(4)	$37,714	$81,218

R. Preston Pitts	225,000	14.5%	1.27	12/31/08	(5)	157,543	388,034

Gregory C Egger	175,000	11.3%	1.27	12/31/08	(5)	122,533	301,804

David A. Skup	125,000	8.1%	1.27	12/31/08	(5)	87,524	215,575

H. Lynn Stafford	125,000	8.1%	1.27	12/31/08	(5)	87,524	215,575

(1)	All options set forth in this table were granted at fair market value on the date of the grant as determined by our Board of Directors.

(2)	Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compound rates of appreciation (5% and 10%) on the market value of the Common Stock on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

(3)	Based on options to purchase an aggregate of 1,552,200 shares of Common Stock granted to all of our employees in fiscal 1999.

(4)	The dates of exercisability are as follows: (i) 25% on January 1, 2000; (ii) 25% on January 1, 2001; (iii) 25% on January 1, 2002; (iv) 25% on January 1, 2003.

(5)	The dates of exercisability are as follows: (i) 20% on January 1, 2000; (ii) 20% on January 1, 2001; (iii) 20% on January 1, 2002; (iv) 20% on January 1, 2003; and (v) 20% on January 1, 2004.

Aggregated Options/SAR Exercises in Last Fiscal Year
And Fiscal Year-end Options/SAR Values

      The following table sets forth certain information concerning the exercise of options by each of the named executive Officers during fiscal 1999 and the number and value of unexercised options held by each of the named executive Officers as of December 31, 1999.

Number of Securities
			Underlying Unexercised	Value of Unexercised in-
	Shares		Options/SARS at Fiscal	the-money Options/SARs
	Acquired on	Value	year End(#)	at Fiscal Year End(1)($)
Name	Exercise(#)	Realized($)	Exercisable/Unexercisable	Exercisable/Unexercisable

Lynda L. Regan	—	—	$81,250/$143,750	$40,563/$48,688

R. Preston Pitts	—	—	125,000/ 300,000	75,700/ 142,800

Gregory C Egger	2,000	$1,320	113,000/ 260,000	71,500/ 132,400

David A. Skup	100	54	104,900/ 220,000	70,420/ 122,000

H. Lynn Stafford	—	—	105,000/ 220,000	70,500/ 122,000

(1)	Calculated on the basis of the difference between the closing price of the underlying securities on December 31, 1999 and the exercise price of the option.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table shows the number of shares and the percentage of the shares of our Series A Stock beneficially owned by each of the Directors and executive Officers as of December 31, 2000. No Director or Officer owns any shares of Series B Stock.

Name	Position	Total	Percent

Lynda L. Regan	Chairman of the Board & Chief Executive Officer	11,566,651(1)	43.9%

R. Preston Pitts	Director, President & Chief Operating Officer	1,058,616(2)	4.0%

Ute Scott-Smith	Director	456,739(3)	1.7%

Gregory C Egger	Officer of Strategic Development	214,000(4)	*

H. Lynn Stafford	Chief Information Officer	195,000(5)	*

G. Steven Taylor	Chief Financial Officer	—	—

J. Daniel Speight, Jr.	Director	—	—

Donald Ratajczak	Director	—	—

William J. Hrabik	Chief Operations Officer	—	—

Directors and Officers as a group		13,491,006	51.2%

(1)	Includes 241,815 shares issuable pursuant to stock options that are exercisable within 60 days.

(2)	Includes 290,000 shares issuable pursuant to stock options that are exercisable within 60 days.

(3)	Includes 15,000 shares issuable pursuant to stock options that are exercisable within 60 days.

(4)	Includes 213,000 shares issuable pursuant to stock options that are exercisable within 60 days.

(5)	Includes 195,000 shares issuable pursuant to stock options that are exercisable within 60 days.

*	Indicates that the percentage of the outstanding shares beneficially owned is less than one percent (1%).

      We know of no person who is the beneficial owner of more than five percent (5%) of any class of our outstanding Common Stock other than Lynda L. Regan, Chairman and Chief Executive Officer, whose ownership is listed above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      In May of 1998, we entered into a Shareholder’s Agreement with Lynda L. Regan and certain other individuals. Under the terms of this agreement, in the event of the death of Ms. Regan, we must repurchase from Ms. Regan’s estate all shares of Common Stock that were owned by Ms. Regan at the time of her death or were transferred by her to one or more trusts prior to her death. The purchase price we would pay must be equal to 125% of the fair market value of the shares. We maintain two insurance policies on the life of Ms. Regan with combined face amount of $29,000,000 to offset any obligations arising from Ms. Regan’s death.

      Lynda L. Regan, our Chairman and Chief Executive Officer, is married to R. Preston Pitts, our President and Chief Operating Officer and Director.

      We do not anticipate entering into future transactions with affiliates on terms that are less favorable to us than those that can be obtained from an unaffiliated third party. All future transactions with affiliates and our forgiveness of any affiliate’s indebtedness must be approved by a majority of the independent, disinterested Directors, who do not have an interest in the transaction and who have access, at our expense, to our counsel or to our independent counsel.

DESCRIPTION OF CAPITAL STOCK

      Our total authorized capital stock consists of 100,000,000 shares of Common Stock, which is divided into one or more series, and 100,000,000 shares of preferred stock (“Preferred Stock”). There are currently two series of Common Stock authorized, Series A Stock of which 45,000,000 shares are authorized and 25,380,555 were outstanding as of December 31, 2000, and Series B Stock of which 615,242 are authorized and 584,325 shares were outstanding as of December 31, 2000. All of the outstanding shares of Series A Stock and Series B Stock are fully paid and non-assessable. Shareholders do not have preemptive rights to purchase additional shares of Common Stock. There are no shares of Preferred Stock currently outstanding. We will not offer Preferred Stock unless the issuance of such Preferred Stock is approved by a majority of our independent, disinterested Directors who do not have an interest in the transaction and who have access, at our expense, to our counsel or to our independent legal counsel.

      Each share of Series A Stock and Series B Stock is entitled to one vote at shareholders’ meetings. Holders of shares of Series A Stock and Series B Stock vote as one class with holders of each other series of Common Stock upon any matter submitted to a vote of our shareholders, except with respect to those matters that would adversely affect the holders of one series of Common Stock in a different manner than other series of Common Stock. A majority of shares of Common Stock eligible to vote at a meeting constitutes a quorum for voting purposes. Under Section 708 of the California Corporations Code, in the election of Directors, each shareholder may cumulate his or her votes and give any one candidate a number of votes to which the shareholder’s shares are entitled, or may distribute such votes among as many candidates as the shareholder may determine. However, no shareholder will be entitled to cumulate votes unless such candidates’ names have been placed in nomination prior to the voting and at least one shareholder has given notice at the meeting prior to the voting of intent to cumulate votes.

      Holders of Series A Stock and Series B Stock are entitled to receive distributions out of any funds legally available, payable pro rata based on the total number of shares of such series held to the total number of shares of Common Stock then outstanding. No distribution may be made to the holders of any series of Common Stock unless such distribution is also made, on a pro rata basis, to the holders of each other series of Common Stock then outstanding.

      The Board may, without further action by the shareholders, issue shares of Preferred Stock in such series and amounts and under such terms and conditions as the Board shall decide. The Board may also, without further action by the shareholders, issue additional series of Common Stock in such amounts and under such terms and conditions as the Board shall decide. The Board has no current intention to issue any series of Preferred Stock or any additional series of Common Stock.

      Prior to December 31, 1992, we issued 5,935,094 shares of Series A Stock (the “Redeemable Series A Stock”) at prices ranging from $1.00 to $2.25 per share. The Redeemable Series A Stock was issued in accordance with the terms of the

701 Asset Accumulator Program (the “701 Plan”) between us, our Producers and employees, and the Confidential Private Placement Memorandum and Subscription Agreement (the “Subscription Agreement”) between the Company and certain accredited investors. Under the terms of the 701 Plan and the Subscription Agreement, the Redeemable Series A Stock may be redeemed at the option of the holder after being held for two consecutive years, at a redemption price based on current market value, subject to our ability to make such purchases under applicable corporate law. In connection with a merger in 1991 between us and LifeSurance Corporation, 615,242 shares of B Stock (the “Redeemable Series B Stock”) were authorized and issued in exchange for all of the outstanding stock of LifeSurance Corporation. Under the Agreement and Plan of Merger, the Redeemable Series B Stock may be redeemed by the holder in quantities of up to 10% per year, at a redemption price based on current market value, provided that the redemption is in accordance with applicable corporate law. As of December 31, 2000, 4,510,628 shares of Redeemable Series A Stock and 584,325 shares of Redeemable Series B Stock remained outstanding.

      Computershare of California is the transfer agent and registrar for our shares of Common Stock.

MARKET PRICE OF AND DIVIDENDS ON THE COMPANY’S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

      There is no established public trading market for our stock. As of December 31, 2000, our Series A Stock was held by approximately 1,400 shareholders of record and Series B Stock was held by approximately 9,700 shareholders of record.

      The Board may, at its sole discretion, declare and pay dividends on Common Stock, subject to capital and solvency restrictions under California law. Our ability to pay dividends is dependent on the ability of our subsidiaries to pay dividends or make other distributions. To date, we have not paid any dividends on our Common Stock, and we do not anticipate paying any dividends on our outstanding Common Stock in the foreseeable future.

PLAN OF DISTRIBUTION

      The Options and Shares being offered here may be granted or sold under the terms of the Plans either: (i) by employees of ours who have other duties in connection with our business in those jurisdictions where authorized to do so, or (ii) through our wholly owned broker-dealer subsidiary, LFS. Neither these employees nor LFS will receive a commission or other compensation in connection with the offer and sale of the Options or the Shares being offered hereby. We have agreed to indemnify LFS against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      The validity of the Options and the Shares offered here have been passed upon for us by LeBoeuf, Lamb, Greene & MacRae, L.L.P., Washington, D.C., a limited liability partnership (including professional corporations).

EXPERTS

      The consolidated financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Regan Holding Corp.:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity, and cash flows present fairly, in all material respects, the financial position of Regan Holding Corp. and its subsidiaries (the “Company”) at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

      As discussed in Note 1, the Company changed its method of accounting for the cost of computer software developed or obtained for internal use in 1999.

/s/ PricewaterhouseCoopers LLP
San Francisco, California
March 23, 2000

REGAN HOLDING CORP. AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,

	1999	1998

Assets

Cash and cash equivalents	$1,094,759	$5,916,731

Investments	20,861,973	16,987,628

Accounts receivable	2,625,867	1,704,265

Prepaid expenses	516,759	768,913

Income taxes receivable	2,893,701	884,089

Deferred income taxes-current	895,841	359,421

Marketing supplies inventory	706,418	385,616

Total current assets	29,595,318	27,006,663

Net fixed assets	12,168,135	2,982,267

Deferred income taxes-non current	2,030,993	904,974

Software licensing fees	779,375	—

Other assets	2,018,575	392,109

Total non current assets	16,997,078	4,279,350

Total assets	$46,592,396	$31,286,013

Liabilities, redeemable common stock, and shareholders’equity

Liabilities

Accounts payable	$435,999	$418,821

Accrued sales convention costs	2,248,913	894,713

Accrued liabilities	4,227,137	4,388,401

Margin loan payable	3,088,918	—

Software licensing fees payable	537,500	—

Other current liabilities	107,384	—

Total current liabilities	10,645,851	5,701,935

Loan payable	2,256,418	132,285

Incentive compensation payable	469,720	530,523

Deferred compensation payable	1,364,713	—

Other liabilities	167,641	—

Total non current liabilities	4,258,492	662,808

Total liabilities	14,904,343	6,364,743

Commitments and contingencies (Note 10)	—	—

Redeemable common stock, Series A and B	11,563,285	11,225,431

Shareholders’ equity

Preferred stock, no par value:

Authorized: 100,000,000 shares; no shares issued or outstanding	—	—

Series A common stock, no par value:

Authorized: 45,000,000 shares; issued and outstanding:

20,863,520 and 20,530,224 shares at December 31, 1999 and 1998, respectively	3,659,367	3,248,874

Paid-in capital from retirement of common stock	927,640	888,109

Paid-in capital from producer stock options	2,892,000	25,000

Retained earnings	13,217,865	9,587,775

Accumulated other comprehensive losses-net	(572,104)	(53,919)

Total shareholders’ equity	20,124,768	13,695,839

Total liabilities, redeemable common stock and shareholders’ equity	$46,592,396	$31,286,013

See accompanying notes to consolidated financial statements.

REGAN HOLDING CORP. AND SUBSIDIARIES
Consolidated Statements of Income

	For the Year Ended December 31,

	1999	1998		1997

Revenue

Marketing allowances	$25,477,344		$26,229,937	$12,386,755

Commissions	15,395,259		12,651,358	5,609,078

Administrative fees	8,637,245		6,664,224	3,603,708

Seminar fees	381,319		263,785	220,406

Other	139,450		125,860	63,535

Total revenue	50,030,617		45,935,164	21,883,482

Expenses

Salaries and related benefits	22,216,897		17,371,780	10,512,259

Sales promotion and support	7,734,997		5,495,798	2,565,200

Producer stock options	2,867,000		25,000	—

Professional fees	2,373,084		2,617,377	712,129

Occupancy	2,193,632		1,149,787	887,608

Depreciation and amortization	1,754,865		1,323,052	698,556

Equipment	1,019,075		586,164	369,706

Courier and postage	1,008,502		702,612	480,175

Stationery and supplies	954,358		753,397	399,140

Travel and entertainment	707,776		594,224	329,611

Insurance	399,929		169,524	165,028

Miscellaneous	473,083		171,351	116,185

Total expenses	43,703,198		30,960,066	17,235,597

Operating income	6,327,419		14,975,098	4,647,885

Other income

Investment income — net	1,228,679		1,221,032	697,593

Income before income taxes	7,556,098		16,196,130	5,345,478

Provision for income taxes	3,088,264		6,425,922	2,195,024

Net income	$4,467,834		$9,770,208	$3,150,454

Earnings per share

Weighted average shares outstanding — basic	26,393,679		26,543,535	26,895,594

Basic earnings per share	$.17	$	. 37	$.12

Weighted average shares outstanding — diluted	27,760,140		27,187,436	26,895,594

Diluted earnings per share	$.16	$	. 36	$.12

See accompanying notes to consolidated financial statements.

REGAN HOLDING CORP. AND SUBSIDIARIES
Consolidated Statements of Shareholders’ Equity

				Paid-in	Retained
			Paid-in Capital	Capital	Earnings	Accumulated Other
	Series A Common Stock		from Retirement of	from Producer	(Accumulated	Comprehensive
	Shares	Amount	Common Stock	Options	Deficit)	Income (Loss)	Total

Balance January 1, 1997	20,800,791	$3,532,071	$310,110	$—	$(3,332,887)	$52,741	$562,035

Comprehensive income:

Net income					3,150,454		3,150,454

Net unrealized losses on investments						(93,509)	(93,509)

Less:

Losses included in net income						13,499	13,499

Deferred tax on net unrealized losses						32,139	32,139

Total comprehensive income							3,102,583

Retirement upon redemption	(186,777)	(149,157)	301,449				152,292

Balance December 31, 1997	20,614,014	3,382,914	611,559	—	(182,433)	4,870	3,816,910

Comprehensive income:

Net income					9,770,208		9,770,208

Net unrealized losses on investments						(153,304)	(153,304)

Less:

Losses included in net income						54,633	54,633

Deferred taxes on net unrealized losses						39,882	39,882

Total comprehensive income							9,711,419

Retirement upon redemption	(83,790)	(134,040)	276,550				142,510

Producer stock option expense				25,000			25,000

Balance December 31, 1998	20,530,224	3,248,874	888,109	25,000	9,587,775	(53,919)	13,695,839

Comprehensive income:

Net income					4,467,834		4,467,834

Net unrealized losses on investments						(800,296)	(800,296)

Less:

Gains included in net income						(60,007)	(60,007)

Deferred taxes on net unrealized losses						342,118	342,118

Total comprehensive income							3,949,649

Retirement upon redemption	(69,788)	(81,456)	39,531		(50,488)		(92,413)

Accretion to redemption value					(787,256)		(787,256)

Issuance of common stock	403,084	491,949					491,949

Producer stock option expense				2,867,000			2,867,000

Balance December 31, 1999	20,863,520	$3,659,367	$927,640	$2,892,000	$13,217,865	$(572,104)	$20,124,768

      See accompanying notes to consolidated financial statements.

REGAN HOLDING CORP. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	For the Year Ended December 31,

	1999	1998	1997

Cash flows from operating activities:

Net income	$4,467,834	$9,770,208	$3,150,454

Adjustments to reconcile net income to net cash			—

provided by operating activities:			—

Depreciation and amortization of fixed assets	1,665,482	1,252,116	632,781

Amortization of intangible assets	89,383	70,936	65,775

Common stock awarded to producers	419,905	—	—

Producer stock option expense	2,867,000	25,000	—

Amortization/accretion of investments	(9,802)	(73,118)	(68,761)

Realized (gains) losses on sales of investments	60,007	(54,633)	(13,499)

Realized loss on sale of fixed assets	—	—	19,603

Changes in operating assets and liabilities:			—

Accounts receivable	(921,602)	(464,959)	(727,596)

Prepaid expenses	252,154	(195,981)	(210,982)

Income taxes receivable and payable	(2,009,612)	(1,273,650)	569,307

Deferred tax assets	(1,320,321)	47,401	360,375

Marketing supplies inventory	(320,802)	(156,763)	23,126

Software licensing fees	(241,875)	—	—

Accounts payable	17,178	74,750	173,333

Accrued sales convention costs	1,354,200	(331,456)	400,613

Accrued liabilities	(161,264)	3,008,716	172,854

Other operating assets and liabilities	469,959	406,676	50,959

Net cash provided by operating activities	6,677,824	12,105,243	4,598,342

Cash flows from investing activities:			—

Purchases of investments	(13,461,328)	(15,396,140)	(20,404,456)

Proceeds from sales and maturities of investments	8,676,474	6,129,871	20,667,228

Purchases of fixed assets	(10,851,351)	(1,624,059)	(1,521,320)

Payments for organization costs	—	(17,806)	—

Net cash used in investing activities	(15,636,205)	(10,908,134)	(1,258,548)

Cash flows from financing activities:			—

Proceeds from loan payable	2,132,500	—	—

Payments toward loan payable	(8,368)	—	—

Proceeds from margin loan	3,500,000	—	—

Payments toward margin loan payable	(455,221)	—	—

Payment for building loan reserve	(562,730)		—

Payments for redemption of common stock	(541,816)	(474,710)	(348,058)

Proceeds from stock option exercises	72,044	—	—

Net provided by (used in) in financing activities	4,136,409	(474,710)	(348,058)

Net (decrease) increase in cash and cash equivalents	(4,821,972)	722,399	2,991,736

Cash and cash equivalents, beginning of period	5,916,731	5,194,332	2,202,596

Cash and cash equivalents, end of period	$1,094,759	$5,916,731	$5,194,332

Supplemental cash flow information:

Taxes Paid	$5,835,000	$7,201,000	$1,265,025

Interest Paid	$172,836	$19,873	$18,695

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REGAN HOLDING CORP. AND SUBSIDIARIES

1. Organization and Summary of Significant Accounting Policies

a.	Organization

      Regan Holding Corp. (the “Company”) was incorporated in the state of California on February 21, 1990.

      The Company, through its wholly owned subsidiary Legacy Marketing Group (“LMG”), has entered into marketing agreements (the “Marketing Agreements”) with American National Insurance Company (“American National”), IL Annuity and Insurance Company (“IL Annuity”) and Transamerica Life Insurance and Annuity Company (“Transamerica”), collectively referred to herein as the “Carriers.” American National is an unaffiliated company with over $1.7 billion in capital and surplus and is rated “A+” by A.M. Best. IL Annuity is an unaffiliated company, with $60.0 million in capital and surplus and is rated “A” by A.M. Best. Transamerica is also is an unaffiliated company, with over $830.0 million in capital and surplus and is rated “A+” by A.M. Best. The Marketing Agreements grant the Company the exclusive right to market certain annuity and life insurance products underwritten by the Carriers (the “Policies”). Under the terms of the Marketing Agreements, the Company is responsible for the recruiting, appointing, and training of producers in the sale of the Policies. For these services, the Carriers pay the Company marketing allowances and commissions based on the volume of Policies sold.

      The Company has also entered into insurance administrative agreements (the “Administrative Agreements”) with the Carriers pursuant to which the Company provides clerical, administrative, and accounting services with respect to the Policies. Such services include billing, collecting, and remitting cash on the Policies. However, all cash receipts are deposited into accounts maintained by the Carriers upon receipt by the Company, and all cash remitted is paid from accounts maintained by the Carriers. For providing such services, the Company is paid on a per transaction basis, with the amount of the fee depending on the type of policy and type of service.

      The Marketing and Administrative Agreements with American National and IL Annuity expire on September 30, 2000, and December 31, 2005, respectively, but may be renewed by mutual agreement for successive one-year terms. The Agreements may be terminated by either party upon 180 days notice without cause, and may be terminated by either party immediately for cause. In addition, the Marketing Agreements will terminate automatically at the end of any calendar quarter upon failure of the Company to meet certain quarterly minimum production requirements for two successive calendar quarters. The Company is currently negotiating with American National to renew the Marketing and Administrative Agreements. The Marketing and Administrative Agreements with Transamerica do not have a fixed term but may be terminated by either party upon twelve months notice without cause, and may be terminated by either party immediately for cause. The Marketing and Administrative Agreements with American National were amended during 1999 to extend the terms. In addition, the Administrative Agreements with American National, IL Annuity, and Transamerica were amended during 1999 with respect to various policy administration matters.

      Through its wholly owned broker-dealer subsidiary, Legacy Financial Services, Inc. (“LFS”), the Company engages in the offering and sale of variable annuity and life insurance products, mutual funds and debt and equity securities on a fully disclosed basis. LFS has entered into agreements (the “Agreements”) with various entities pursuant to which LFS has a nonexclusive right to solicit sales of investment products offered by such entities through its network of independent representatives and to provide certain marketing and administrative services in order to facilitate sales of such products. Under the Agreements, the Company is compensated based upon predetermined percentages of production. The Agreements may be terminated by any party upon 30 days written notice.

      Through LifeSurance Corporation, a wholly owned subsidiary, the Company conducts estate planning seminars that provide continuing education credits for Producers at various locations throughout the United States. Producers pay attendance fees to attend the seminars and may also purchase educational materials that can be used as tools in promoting life insurance and annuity policies and estate planning concepts. The seminars and educational materials are marketed under the business name Wealth Transfer Educational Systems.

      Legacy Advisory Services, Inc. (“LAS”) is a wholly owned subsidiary of the Company, incorporated in the state of California for the purpose of operating as an “investment advisor,” as defined by and regulated pursuant to the Investment Advisors Act of 1940. LAS is registered with the Securities and Exchange Commission (the “SEC”) and has conducted limited operations to date.

      Legacy Reinsurance Company (“LegacyRe”) is a wholly owned subsidiary incorporated in the state of Arizona. We plan to apply for state approval in 2001 for LegacyRe to engage in the reinsurance business. Accordingly, LegacyRe has conducted no business to date.

b.	Basis of Presentation

      The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and include the accounts of Regan Holding Corp. and its wholly owned subsidiaries, Legacy Marketing Group; Legacy Financial Services, Inc.; LifeSurance Corporation; Legacy Advisory Services, Inc.; and Legacy Reinsurance Company. All intercompany accounts and transactions have been eliminated.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.	Revenue Recognition

      Marketing allowances and commissions are recognized when policies become inforce. Administrative fees are recognized on a per transaction basis as services are performed.

d.	Cash and Cash Equivalents

      Cash and cash equivalents include cash on hand and in banks and short-term investments with an original maturity of 90 days or less. The short-term investments included in cash and cash equivalents are carried at market value.

e.	Investments

      Investments include mortgage-backed securities, corporate bonds and equity securities, and obligations backed by U.S. government agencies. The Company’s investments are classified as available-for-sale and are carried at market value. Market values are determined using published quotes as of the close of business. Unrealized gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of shareholders’ equity, within “Accumulated Other Comprehensive Income,” until realized.

      Premiums and discounts are amortized or accreted over the life of the related investment as an adjustment to yield using the effective interest method. Interest income is recognized when earned. Realized gains and losses on sales of investments are included in earnings in the period sold and are derived using the specific identification method for determining the cost of investments sold.

f.	Fixed Assets

      Fixed assets are stated at cost, less accumulated depreciation and amortization. In addition, the Company capitalizes at cost certain consulting fees, salaries, and benefits related to the development of software for internal use. Upon retirement or disposition of fixed assets, any gain or loss is included in net income.

      Effective January 1, 1999, the Company adopted the AICPA Statement of Position 98-1 (SOP 98-1), “Accounting for the Cost of Computer Software Developed or Obtained for Internal Use.” SOP 98-1 provides guidance on accounting for the costs of the computer software developed or obtained for internal use. In accordance with SOP 98-1, the Company capitalized $1,288,886 of internal and external costs, incurred subsequent to December 31, 1998, which were directly associated with the development of internal-use software. Upon project completion, these costs are amortized over the estimated useful life of the software on a straight-line basis. Previously, these costs were expensed as incurred. Prior costs have not been restated.

      Depreciation is computed using the straight-line method over the estimated useful life of each type of asset, as follows:

Computer hardware and purchased software	5 years

Internal-use software development costs	5 years

Leasehold improvements	2-10 years

Furniture and equipment	5 years

Building	20 years

g.	Redeemable Common Stock

      Shares of Series A and B Redeemable Common Stock are redeemable at the rate per share based upon current fair market value. The contractual agreements under which the Redeemable Common Stock was issued specify factors to be considered in determining fair market value, including the net present value of inforce insurance policy cash flows. However, since the Company no longer operates an insurance company, this factor is not applicable. Further, there is no active trading market for the Company’s stock which would establish market value. Accordingly, the Company’s Board of Directors has approved a redemption value of $1.99 per share as of December 31, 1999, based on management’s estimate of fair market value. Management’s estimate is derived from a valuation performed at the end of each period presented. Redeemable Common Stock is recorded at the greater of the issuance value or the redemption value, with the periodic differences recorded as redeemable common stock accretion. The Company recorded redeemable common stock accretion of $787,256 for the year ended December 31, 1999. The issuance value exceeded the redemption value at December 31, 1998 and 1997. Accordingly, no accretion was recorded during the years ended December 31, 1998 and 1997.

h.	Sales Promotion and Support Costs

      Sales promotion and support costs are expensed as incurred, except for sales brochures and other marketing materials, which are inventoried at cost.

i.	Income Taxes

      The Company and its subsidiaries file consolidated income tax returns for federal purposes. For financial reporting purposes, the income tax effects of transactions are recognized in the year in which they enter into the determination of recorded income, regardless of when they are recognized for income tax purposes. Accordingly, the provisions for income taxes in the consolidated statements of income include charges or credits for deferred income taxes relating to temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements.

j.	Earnings Per Share

      Basic and diluted earnings per share are presented in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share. Earnings per share is based on the weighted average number of common shares outstanding, including shares of redeemable common stock.

k.	Reclassifications

      Certain 1998 and 1997 balances have been reclassified to conform with the 1999 presentation. Such reclassifications had no effect on net income or shareholders’ equity.

2. Investments

      Investment portfolios at the dates indicated consisted of the following:

	Maturity in years:

	1 Year	1 to 5	Longer Than
	or Less	Years	10 Years	Other	Total

December 31, 1999

Government agency securities	$—	$4,056,128	$769,532	$—	$4,825,660

Investment in IL Annuity	12,000,000	—	—	—	12,000,000

Corporate bonds	—	—	525,733	—	525,733

Mutual Funds	—	—	—	1,335,756	1,335,756

Equity securities	—	—	—	3,125,708	3,125,708

Amortized cost	12,000,000	4,056,128	1,295,265	4,461,464	21,812,857

Gross unrealized gains	—	—	—	241,957	241,957

Gross unrealized losses	—	(170,545)	(87,443)	(934,853)	(1,192,841)

Market value	$12,000,000	$3,885,583	$1,207,822	$3,768,568	$20,861,973

December 31, 1998

Government agency securities	$2,256,704	$4,841,327	$1,788,614	$—	$8,886,645

Corporate bonds	1,001,018	—	526,307	—	1,527,325

Mortgage-backed securities	—	—	—	1,524,500	1,524,500

Equity securities	—	—	—	5,139,732	5,139,732

Amortized cost	3,257,722	4,841,327	2,314,921	6,664,232	17,078,202

Gross unrealized gains	14,132	20,059	27,369	139,217	200,777

Gross unrealized losses	(22,556)	—	(3,164)	(265,631)	(291,351)

Market value	$3,249,298	$4,861,386	$2,339,126	$6,537,818	$16,987,628

      Included in operating results for the years ended December 31, 1999, 1998, and 1997, are $917,505, $824,164, and $494,033 of interest income earned on investments, respectively.

3. Fixed Assets

      A summary of fixed assets at the dates indicated follows:

		Accumulated
		Depreciation/	Net
	Cost	Amortization	Book Value

December 31, 1999

Computer hardware and purchased software	$5,582,936	$1,700,896	$3,882,040

Internal-use software development costs	1,288,886	152,662	1,136,224

Leasehold improvements	1,292,870	74,454	1,218,416

Furniture and equipment	2,446,104	871,886	1,574,218

Building	3,438,332	114,188	3,324,144

Land	1,033,093	—	1,033,093

Totals	$15,082,221	$2,914,086	$12,168,135

December 31, 1998

Computer hardware and software	$3,406,540	$1,499,340	$1,907,200

Leasehold improvements	1,290,647	970,030	320,617

Furniture and equipment	1,205,587	578,659	626,928

Land	127,522	—	127,522

Totals	$6,030,296	$3,048,029	$2,982,267

4. Software Licensing Fees

      In March 1999, LMG entered into a license agreement with a software vendor (the “Software Agreement”), pursuant to which LMG has the nonexclusive right to use certain computer software programs in administering policies on behalf of the carriers with whom the Company contracts. For this right, LMG incurred an initial licensing fee of $800,000 exclusive of taxes, of which the unpaid portion of $537,500 has been recorded as Software Licensing Fees Payable. This balance was due in March 2000. In addition, LMG agreed to pay licensing charges of $8,333 per month, increasing each year to $22,667 per month during the eighth year, plus cost of living adjustments each year. The monthly fees are being expensed as incurred. The term of the Software Agreement extends through March 2007, but may be terminated by LMG with six months written notice after March 2004. The $800,000 initial licensing fee has been recorded as Software Licensing Fees, net of amortization, in the accompanying consolidated balance sheets.

5. Accrued Liabilities

      Accrued liabilities consist of the following:

	December 31,

	1999	1998

Accrued compensation	$2,119,485	$2,595,760

Commissions payable	929,802	714,926

Investment purchase pending	—	500,000

Miscellaneous	1,177,850	577,715

Totals	$4,227,137	$4,388,401

6. Margin Loan Payable

      During 1999, the Company obtained margin loan advances in the amount of $3.5 million from its investment broker. The loan incurred interest at 1/2% above the Call Rate, as published in the Wall Street Journal and is collateralized by the Company’s investment portfolio. As of December 31, 1999, $3,088,918 remained payable under this arrangement. The margin loan was repaid in full during the first quarter of 2000.

7. Loan Payable

      On May 7, 1999, the Company purchased for $4.3 million the building in Petaluma, California, which previously housed the Company’s headquarters. In conjunction with the building acquisition, the Company paid $2.2 million of the purchase price in cash and entered into a loan payable for the remaining $2.1 million. The loan had a 10-year term and was payable in monthly installments plus one balloon payment of approximately $1.8 million, due on May 10, 2009. The loan bore interest at 0.5% per annum above the Prime Rate, as published in the West Coast Edition of the Wall Street Journal. The loan is fully guaranteed by each of the Company’s subsidiaries. In addition, the loan agreement contains certain covenants with which the Company must comply, including restrictions on indebtedness or investments outside the ordinary course of business and restrictions on dividends or other changes in the Company’s capital structure. One of the covenants requires management to obtain lender approval prior to repurchasing non-redeemable common stock. The Lender has waived this covenant through June 30, 2000, provided such voluntary repurchases do not exceed $125,000 per quarter. Pursuant to the loan agreement, the Company was also required to place approximately $560,000 in reserve to cover loan payments in the event of default and to provide for certain repair costs. Such reserved amounts are classified as Other Assets in the accompanying consolidated balance sheet at December 31, 1999.

      The Company’s future principal payments are as follows:

Year Ended December 31,	Principal

2000	$27,166

2001	29,509

2002	32,053

2003	34,817

2004	37,820

Thereafter	1,962,768

8. Incentive Compensation Payable

      Under the Company’s Officer Incentive Bonus Plan (the “Plan”), each Officer of the Company is allocated from 0.75% to 1.25% of annual net income in a given year (the “Bonus Year”), before Officer incentive bonuses, as an incentive bonus (the “Bonus”). The payment of the Bonus occurs in equal amounts over the three years following the Bonus Year. The first payment is automatically paid immediately following the end of the Bonus Year. The remaining two payments are paid in the second and third years following the Bonus Year and are contingent upon the Company achieving targeted growth in net income during the first and second years following the Bonus Year, respectively. The Bonus payment is forfeited for any year in which the specified growth is not achieved. Therefore, any amounts accrued would be reversed in subsequent periods. At December 31, 1999 and 1998, $596,506 and $798,062, respectively, are reflected as incentive compensation payable in the accompanying consolidated balance sheets, of which $469,720 and $488,671, respectively, are classified as non current liabilities. Such amounts primarily represent the deferred portion of the 1999 and 1998 Bonuses.

9. Deferred Compensation Payable

      The Company sponsors a qualified defined contribution 401(k) plan (the “401(k) Plan”), which is available to all employees. The 401(k) Plan allows employees to defer, on a pretax basis, a portion of their compensation as contributions to the 401(k) Plan. Employees may elect to contribute up to 15% of their annual compensation (not to exceed $10,000 annually for 1999 and 1998) to the 401(k) Plan. The Company matches 50% of each employee’s contributions, up to a maximum of 6% of annual compensation. The Company’s matching contributions charged to operating expenses were $348,132, $272,658, and $181,443 for the years ended December 31, 1999, 1998, and 1997, respectively.

      The Company also sponsors a non-qualified deferred compensation plan (the “Key Employee Deferred Compensation Plan”), which is available to certain employees who, because of Internal Revenue Code limitations, are prohibited from contributing the maximum percentage of salary to the 401(k) Plan. Under the Key Employee Deferred Compensation Plan, certain employees may defer, on a pre-tax basis, a percentage of annual compensation, including bonuses. The Company matches 50% of each employee’s contributions, up to a maximum of 6% of annual compensation, less amounts already matched under the 401(k) Plan. Deferrals under the Key Employee Deferred Compensation Plan began in the first quarter of 1999. Pursuant to the Key Employee Deferred Compensation Plan, the Company recorded $53,073 in matching expense during the year ended December 31, 1999.

      The Company also sponsors a non-qualified deferred compensation plan under which Producers may defer, on a pre-tax basis, up to 50% of annual commissions (the “Producer Commission Deferral Plan”). Producers who earn a minimum of $100,000 in annual commission are eligible to participate in the Producer Commission Deferral Plan. In addition, the Company will match Producer contributions for those Producers who earn over $250,000 in annual commissions at rates ranging from 1% to 5% of amounts deferred, depending on the level of annual commissions earned. Deferrals under the Producer Commission Deferral Plan began in the second quarter of 1999. During the year ended December 31, 1999, $55,710 in matching contributions were charged to operating expenses related to the Producer Commission Deferral Plan.

      Assets held by the Company in the Key Employee Deferred Compensation Plan and the Producer Commission Deferral Plan are subject to the general creditors of the Company.

10. Commitments and Contingencies

      The Company leases office and warehouse premises and certain office equipment under non-cancelable operating leases. Related rent expense of $875,971, $369,231, and $335,973 are included in occupancy costs for the years ended December 31, 1999, 1998, and 1997, respectively. Total rentals for and leases of equipment included in equipment expense were $416,770, $255,078, and $146,874 for the years ended December 31, 1999, 1998, and 1997, respectively.

      In October 1998, the Company entered into a new lease for approximately 72,000 square feet of office space in Petaluma, California, into which the Company moved its headquarters in July 1999. This lease expires in July 2009, and includes an option to extend the term for two five-year periods. Pursuant to the lease, the Company pays monthly base rent of $71,612, plus a prorated share of property taxes and operating expenses based on leased square footage. The base rent increases to $75,193 per month in July 2000 and increases by 6% every 24 months thereafter. Effective March 2000, the Company also entered into a lease for approximately 5,700 square feet of warehouse space in Petaluma, California, at a rate of $4,500 per month expiring in February 2006.

      The Company also leases 18,200 square feet of office space in Des Moines, Iowa, at a monthly rate of $14,292, increasing to $26,179 per month in April 2000, and expiring in October 2004. In addition, the Company leases 30,500 square feet of office space in Rome, Georgia, at a rate of $11,438 per month, expiring December 2001.

      The Company’s future minimum annual lease commitments under all operating leases are as follows:

Year Ended December 31,

2000	$1,905,151

2001	2,030,169

2002	1,864,285

2003	1,529,923

2004	1,373,880

Thereafter	5,108,888

Total minimum lease payments	$13,812,296

      In May 1998, the Company entered into a Shareholder’s Agreement with Lynda L. Regan, Chief Executive Officer of the Company and Chairman of the Company’s Board of Directors, and certain other individuals. Under the terms of this agreement, in the event of the death of Ms. Regan, the Company shall repurchase from Ms. Regan’s estate all shares of common stock that were owned by Ms. Regan at the time of her death or were transferred by her to one or more trusts prior to her death. The purchase price to be paid by the Company shall be equal to 125% of the fair market value of the shares. The Company has purchased a life insurance policy with a face amount of $14.0 million for the purpose of funding this obligation in the event of Ms. Regan’s death.

      As a professional services firm engaged in marketing and servicing life insurance and annuity products, the Company encounters litigation in the normal course of business, including the activities relating to its former business of operating an insurance company. In December 1996, LMG and American National were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama, alleging misrepresentation and price discrimination in connection with the sale of certain annuity products issued by American National and marketed by LMG. American National and LMG have denied the allegations contained in the complaint as well as any wrongdoing with respect to the sale and issuance of annuities. However, on June 7, 1998, in order to avoid protracted litigation, American National and LMG entered into a settlement agreement with the plaintiffs and other class members. LMG’s portion of the settlement, net of recovery under its Errors and Omissions insurance policy, was approximately $1.1 million, which was recorded as an expense in 1998. Management is not aware of any material asserted or unasserted litigation which existed at December 31, 1999.

      As part of the Company’s agreements with certain of its insurance producers (the “Producers”), the Company may, under certain circumstances, be obligated to purchase the business of the Producers. At December 31, 1999, there were no outstanding commitments by the Company relating to such obligations.

11. Redeemable Common Stock

      The following table summarizes transactions affecting redeemable common stock during the years ended December 31, 1999, 1998, and 1997:

	Series A		Series B		Total
	Redeemable Common		Redeemable Common		Redeemable Common
	Stock		Stock		Stock

		Carrying		Carrying		Carrying
	Shares	Amount	Shares	Amount	Shares	Amount

Balance January 1, 1997	5,769,086	$10,512,023	610,326	$1,830,978	6,379,412	$12,343,001

Redemptions and retirement of common stock	(261,760)	(471,955)	(9,465)	(28,395)	(271,225)	(500,350)

Balance December 31, 1997	5,507,326	10,040,068	600,861	1,802,583	6,108,187	11,842,651

Redemptions and retirement of common stock	(335,879)	(612,021)	(1,733)	(5,199)	(337,612)	(617,220)

Balance December 31, 1998	5,171,447	9,428,047	599,128	1,797,384	5,770,575	11,225,431

Redemptions and retirement of common stock	(249,832)	(421,289)	(9,371)	(28,113)	(259,203)	(449,402)

Accretion to redemption value	—	787,256	—	—	—	787,256

Balance December 31, 1999	4,921,615	$9,794,014	589,757	$1,769,271	5,511,372	$11,563,285

      Shares of Redeemable Common Stock are excluded from total shares issued and outstanding in the accompanying consolidated balance sheets.

12. Stock Options and Stock Awards

      The Company currently sponsors two stock-based compensation plans, which are described below. Options were first granted under both plans during 1998. Under both plans, the exercise price of each option equals the estimated fair market value of the underlying common stock on the date of grant, as estimated by management (see Note 1 (g)) and as discounted for lack of marketability and lack of control, except for incentive stock options granted to 10% shareholders where the exercise price equals 110% of the estimated fair market value. Both plans are administered by committees, which are appointed by the Company’s Board of Directors.

      Producer Option Plan — Under the Regan Holding Corp. Producer Stock Option and Award Plan (the “Producer Option Plan”), the Company may grant to LMG producers and LFS registered representatives non-qualified stock options (the “Producer Options”) to purchase the Company’s common stock. 9,500,000 shares have been reserved for grant under the Producer Option Plan. The Producer Options granted through June 1999 vested ratably over the five years following grant. During the second quarter of 1999, however, the Company waived the Producer Options’ vesting provisions, thereby converting the Producer Options from “variable” to “fixed” options pursuant to guidance prescribed in Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), “Accounting for Stock-Based Compensation,” as interpreted by Emerging Issues Task Force Issue 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees For Acquiring or in Conjunction With Selling Goods and Services.” As a result, the Company recorded $2,867,000 of expense during 1999 representing management’s estimate of the fair value of the Producer Options at the date that the vesting provisions were waived. The fair value of the options was estimated using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rates ranging from 5.3% to 6.0%, expected volatility ranging from 27.7% to 39.5%, and expected lives ranging from one to five years. A dividend yield assumption was not applicable, as the Company’s stock is not publicly traded nor does the Company pay dividends. All Producer Options granted after June 1999 were immediately vested upon grant. Producer Options generally expire in six years.

      Under the Producer Option Plan, the Company may also award shares of its common stock to Producers. During 1998, no awards were made. During 1999, 330,634 shares of Series A common stock were awarded to Producers, when the estimated fair market value of the shares was $1.27 per share. As a result, the Company recorded marketing and sales promotion expense of $419,905 during the year ended December 31, 1999.

      Employee Option Plan — Under the Regan Holding Corp. 1998 Stock Option Plan (the “Employee Option Plan”), the Company may grant to employees and Directors incentive stock options and non-qualified options to purchase the Company’s common stock (collectively referred to herein as “Employee Options”). 5,500,000 shares have been reserved for grant under the Employee Option Plan. The Employee Options generally vest over four or five years and expire in 10 years, except for incentive stock options granted to 10% shareholders, which expire in five years. The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for the Employee Option Plan. Accordingly, no compensation expense has been recognized for options granted under the Employee Option Plan. Had the Company elected to recognize compensation expense in accordance with SFAS No. 123, the Company’s net income and earnings per share for the year ended December 31, 1999 would have been reduced for options granted under the Employee Option Plan to the pro-forma amounts indicated below:

		Earnings	Earnings
	Net	per Share-	per Share-
	Income	Basic	Diluted

December 31, 1999

As reported	$4,467,834	$0.17	$0.16

Pro-Forma	$3,991,616	$0.15	$0.14

December 31, 1998

As reported	$9,770,208	$0.37	$0.36

Pro-Forma	$9,727,809	$0.37	$0.36

      For purposes of estimating the fair value of the Employee Options for the pro-forma amounts listed above, the Company applied the minimum value method, as prescribed in SFAS No. 123, with risk-free rate interest rate assumptions ranging from 4.7% to 6.3% and expected life assumptions ranging from five to seven years. Volatility and dividend yield assumptions were not applicable, as the Company’s stock is not publicly traded nor does the Company pay dividends.

      The following table summarizes transactions under both plans:

	Employee Option Plan		Producer Option Plan		Total

		Weighted-average		Weighted-average		Weighted-average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding at January 1, 1998	—	$—	—	$—	—	$—

Granted	1,513,000	$0.74	992,000	$0.76	2,505,000	$0.75

Forfeited	(23,000)	$0.73	(6,500)	$0.73	(29,500)	$0.73

Outstanding at December 31, 1998	1,490,000	$0.74	985,500	$0.76	2,475,500	$0.75

Granted	1,552,200	$1.29	4,921,250	$1.27	6,473,450	$1.27

Exercised	(8,350)	$0.79	(64,100)	$1.02	(72,450)	$0.99

Forfeited	(46,100)	$1.06	(20,750)	$1.17	(66,850)	$1.09

Outstanding at December 31, 1999	2,987,750	$1.02	5,821,900	$1.19	8,809,650	$1.13

Exercisable at December 31, 1999	343,650	$0.77	5,821,900	$1.19	6,165,550	$1.16

      The following table summarizes information about stock options outstanding at December 31, 1999 under both plans:

	Options Outstanding			Options Exercisable

		Weighted-	Weighted-		Weighted-
		Average	Average		Average
		Remaining	Exercise		Exercise
Range of exercise prices	Shares	Contractual Life	Price	Shares	Price

$0.73 — $0.84	2,284,300	6.4	$0.73	1,170,300	$0.73

$1.03	129,750	4.4	$1.03	107,250	$1.03

$1.27 — $1.40	6,395,600	5.9	$1.27	4,888,000	$1.27

	8,809,650	6.0	$1.13	6,165,550	$1.16

      During the first quarter of 2000, the Company granted 2,120,247 options to Producers under the Producer Option Plan and 2,146,800 options to employees under the Employee Option Plan.

13. Income Taxes

      Deferred tax assets and liabilities are recognized as temporary differences between amounts reported in the financial statements and the future tax consequences attributable to those differences that are expected to be recovered or settled.

      The provisions for federal and state income taxes consist of amounts currently payable and amounts deferred that, for the periods indicated, are shown below:

	For the Year Ended December 31,

	1999	1998	1997

Current income taxes:

Federal	$3,481,693	$5,002,541	$1,262,317

State	926,890	1,375,980	572,332

Total current	4,408,583	6,378,521	1,834,649

Deferred income taxes:

Federal	(1,094,714)	55,818	405,951

State	(225,605)	(8,417)	(45,576)

Total deferred	(1,320,319)	47,401	360,375

Provision for income taxes	$3,088,264	$6,425,922	$2,195,024

      The Company’s deferred tax assets (liabilities) consist of the following:

	December 31,

	1999	1998

Alternative minimum tax credit carryforward	$319,236	$373,620

Sales incentive trip accrual	895,841	359,424

Fixed asset depreciation	(703,713)	130,115

Producer stock option expense	1,861,483	223,165

Capital loss, net of valuation allowance of $23,864 and $0, respectively	—	—

Other	553,987	178,071

Total deferred tax assets	$2,926,834	$1,264,395

      The provisions for income taxes differ from the provisions computed by applying the statutory federal income tax rate (34%) to income before taxes, as follows:

	For the Year Ended December 31,

	1999	1998	1997

Federal income taxes due at statutory rate (34%)	$2,569,076	$5,566,612	$1,817,462

Increases (reductions) in income taxes resulting from:

State franchise taxes, net of federal income tax benefit	492,966	907,981	375,892

Other	26,222	(48,671)	1,670

Provision for income taxes	$3,088,264	$6,425,922	$2,195,024

      As of December 31, 1999, the Company also has, for income tax purposes, $319,236 in alternative minimum tax credits that can be used to reduce income taxes in subsequent years to the extent regular tax exceeds tentative minimum tax. The credits generally have no expiration date.

14. Earnings per Share

      Following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share calculations. No potentially dilutive securities existed prior to January 1, 1998.

	Income	Shares	Per-share
	(Numerator)	(Denominator)	Amount

For the year ended December 31, 1999

Basic earnings per share Income available to common shareholders	$4,467,834	26,393,679	$0.17

Effective of dilutive securities Employee and producer stock options	—	1,366,461

Diluted earnings per share	$4,467,834	27,760,140	$0.16

For the year ended December 31, 1998

Basic earnings per share Income available to common shareholders	$9,770,208	26,543,535	$0.37

Effective of dilutive securities Employee and producer stock options	—	643,901

Diluted earnings per share	$9,770,208	27,187,436	$0.36

      Options to purchase 76,900 shares of common stock at $1.39 per share were outstanding during the second half of 1999 and remained outstanding at December 31, 1999, but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the common shares during the year.

15. Segment Information

      The Company has identified its reportable segments based on its method of internal reporting and segregates its business into four primary reportable segments: Legacy Marketing Group, Legacy Financial Services, Inc., LifeSurance Corporation, and Regan Holding (stand-alone). The presentation of the segments has changed compared to previously reported information. In 1998 and 1997, producer seminar revenue and expenses were reported in Legacy Marketing Group’s results and it is impractical to present them separately for comparative purposes in this footnote. In 1999, these operations were reported in LifeSurance Corporation’s results.

       The financial results of the Company’s operating segments are presented on an accrual basis. There are no significant differences between the accounting policies of the segments as compared to the Company’s consolidated financial statements. Intersegment sales are generally accounted for at amounts comparable to sales to unaffiliated customers, and are eliminated in consolidation. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies, as discussed in Note 1. Certain items are maintained on the records of Regan Holding Corp. (stand-alone) and are not allocated to the segments. They primarily include most of the Company’s fixed asset depreciation and amortization, as well as certain stock option and stock award expenses.

      The table below presents information about the Company’s operating segments for the years ended December 31, 1999, 1998 and 1997:

	Legacy	Legacy
	Marketing	Financial	LifeSurance	Regan Holding
	Group	Services, Inc.	Corp.	(stand-alone)	Other	Total

Year Ended December 31, 1999

Total revenue	$48,117,700	$1,694,680	$202,694	$12,921	$2,622	$50,030,617

Total expenses	34,291,486	1,485,463	1,599,671	6,297,976	28,602	43,703,198

Operating income (loss)	13,826,214	209,217	(1,396,977)	(6,285,055)	(25,980)	6,327,419

Other income	1,202,854	3,155	839	17,201	4,630	1,228,679

Income (loss) before tax	15,029,068	212,372	(1,396,138)	(6,267,854)	(21,350)	7,556,098

Tax provision (benefit)	5,413,341	(55,514)	(533,636)	(1,731,980)	(3,947)	3,088,264

Net income (loss)	$9,615,727	267,886	$(862,502)	$(4,535,874)	$(17,403)	$4,467,834

Year Ended December 31, 1998

Total revenue	$45,113,652	$821,512	$—	$—	$—	$45,935,164

Total expenses	27,649,023	861,486	—	2,447,635	1,922	30,960,066

Operating income (loss)	17,464,629	(39,974)	—	(2,447,635)	(1,922)	14,975,098

Other income (loss)	1,220,313	1,439	—	(720)	—	1,221,032

Income (loss) before tax	18,684,942	(38,535)	—	(2,448,355)	(1,922)	16,196,130

Tax provision (benefit)	6,880,139	(128,953)	—	(326,181)	917	6,425,922

Net income (loss)	$11,804,803	$90,418	$—	$(2,122,174)	$(2,839)	$9,770,208

Year Ended December 31, 1997

Total revenue	$21,571,588	$311,894	$—	$—	$—	$21,883,482

Total expenses	15,011,972	653,926	—	1,569,086	613	17,235,597

Operating income (loss)	6,559,616	(342,032)	—	(1,569,086)	(613)	4,647,885

Other income (loss)	715,168	—	—	(17,575)	—	697,593

Income (loss) before tax	7,274,784	(342,032)	—	(1,586,661)	(613)	5,345,478

Tax provision (benefit)	2,420,753	(230,335)	—	4,322	284	2,195,024

Net income (loss)	$4,854,031	$(111,697)	$—	$(1,590,983)	$(897)	$3,150,454

Total assets December 31, 1999	$27,527,585	$1,300,153	$1,136,184	$16,395,023	$233,451	$46,592,396

December 31, 1998	$21,777,580	$823,714	$—	$7,985,393	$699,326	$31,286,013

      The “Other” segment above includes Legacy Advisory Services, Inc. and Legacy Reinsurance Company. These entities’ operations do not currently represent material amounts to our results and, accordingly, were not separated for purposes of this disclosure.

16. Related Party Transactions

      The Company paid Ashley A. Penney, a Director until August 1997, $133,113 for services provided as a human resources consultant during the year ended December 31, 1997.

17. Concentration of Risk

      At December 31, 1999, the Company was contracted with over 19,000 independent insurance Producers to sell insurance products throughout the country in a majority of the 50 states. Production in no one state accounted for over 20% of insurance premiums to the Carriers nor of the corresponding revenue of the Company during 1999.

      Prior to December, 1995, American National was the only insurance company with which the Company was contracted to market insurance products. This arrangement generated approximately 10.5%, 12.7%, and 36.2% of total revenues to the Company during 1999, 1998 and 1997, respectively. In December 1995, the Company contracted to provide marketing and administrative services for IL Annuity. This arrangement generated approximately 73.5% 79.9% and 57.0% of the Company’s revenues during 1999, 1998 and 1997, respectively. In May 1998, the Company contracted to provide marketing and administrative services for Transamerica. These agreements generated approximately 11.3% and 1.7% of the Company’s revenue during 1999 and 1998, respectively. However, neither the Marketing Agreements nor the Administrative Agreements prevent the Company from entering into similar arrangements with other insurance companies.

      Although the Company markets and administers several annuity and life insurance products on behalf of the Carriers, the Company’s revenues are derived primarily from sales and administration of certain annuity products, especially the VisionMarkSM annuity offered by IL Annuity. During 1999, 1998, and 1997, 56.2%, 70.6% and 52.4%, respectively, of the Company’s consolidated revenue resulted from sales of the VisionMarkSM annuity.

      At December 31, 1999, the Company’s investment portfolio included a $12 million investment in Indianapolis Life Group of Companies (“Indianapolis Group”), an affiliate of IL Annuity, which represents 25.8% of the Company’s total assets. In the first quarter of 2000, the Indianapolis Group repurchased the equity securities from the Company for $12,546,099, pursuant to the terms of the Investment Agreement.

18. Subsequent Events

      In February 2000, LMG entered into an Agency Agreement with Bankers United Life Assurance Company (“Bankers”) pursuant to which LMG is authorized to solicit, through its network of independent insurance producers, sales of long-term care products offered by Bankers. For this solicitation, LMG will receive commissions based on the volume of premiums sold and the age of the policyholder. The Agency Agreement may be terminated by either party with 15 days notice without cause, and may be terminated by either party immediately for cause. LMG is currently working to become licensed in several states to sell long-term care products. Accordingly, no sales of long-term products have occurred to date.

      (Unaudited information) —During the first quarter of 2000, the Marketing and Administrative Agreements with American National were amended to extend the terms of the agreements to April 30, 2000. The Agreements were also amended in July of 2000 to extend the terms to September 30, 2000. LMG and American National are in the process of negotiating a five-year extension for both agreements.

REGAN HOLDING CORP. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
(Unaudited)

	September 30, 2000	December 31, 1999

	(Unaudited)
Assets

Cash and cash equivalents	$3,138,971	$1,094,759

Investments	9,970,001	20,861,973

Accounts receivable	1,622,556	2,625,867

Prepaid expenses	1,461,516	1,223,177

Income taxes receivable	2,725,660	2,893,701

Deferred income taxes —current	865,189	895,841

Total current assets	19,783,893	29,595,318

Net fixed assets	14,063,525	12,168,135

Deferred income taxes —non current	3,002,858	2,030,993

Notes receivable-net	1,881,946	667,682

Equity in and advances to investee —net	1,173,124	—

Other assets	1,476,335	2,130,268

Total non current assets	21,597,788	16,997,078

Total Assets	$41,381,681	$46,592,396

Liabilities, redeemable common stock, and

Shareholders’ equity

Liabilities

Accounts payable and accrued liabilities	$5,760,809	$5,308,020

Accrued sales convention costs	2,171,968	2,248,913

Margin loan payable	—	3,088,918

Total current liabilities	7,932,777	10,645,851

Loans payable	2,212,391	2,256,418

Incentive compensation payable	99,223	469,720

Deferred compensation payable	2,727,993	1,364,713

Other liabilities	281,872	167,641

Total non current liabilities	5,371,479	4,258,492

Total Liabilities	13,254,256	14,904,343

Commitments and Contingencies	—	—

Redeemable Common Stock, Series A and B	11,183,966	11,563,285

Shareholders’ Equity

Preferred stock, no par value: Authorized: 100,000,000 shares
No shares issued or outstanding	—	—

Series A common stock, no par value:

Authorized: 45,000,000 shares, Issued and outstanding: 20,913,427 and 20,863,520 shares at September 30, 2000 and December 31, 1999, respectively	3,641,751	3,659,367

Common stock committed	100,000	—

Paid-in capital from retirement of common stock	927,676	927,640

Paid-in capital from non employee stock options	4,444,366	2,892,000

Retained earnings	8,355,666	13,217,865

Accumulated other comprehensive loss —net	(526,000)	(572,104)

Total Shareholders’ Equity	16,943,459	20,124,768

Total Liabilities, Redeemable Common

Stock and Shareholders’ Equity	$41,381,681	$46,592,396

See accompanying notes to condensed consolidated financial statements.

REGAN HOLDING CORP. AND SUBSIDIARIES

Condensed Consolidated Statements of Income
(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,

	2000	1999	2000	1999

Revenue:

Marketing allowances	$3,957,493	$5,369,512	$12,493,220	$21,446,302

Commission income	2,957,754	3,421,286	10,220,005	12,220,510

Administrative fees	2,245,376	2,041,769	6,711,008	6,674,185

Other income	119,514	174,926	654,404	462,246

Total revenue	9,280,137	11,007,493	30,078,637	40,803,243

Expenses:

Salaries and related benefits	6,089,159	5,439,391	18,666,952	16,890,272

Sales promotion and support	2,334,206	1,706,676	5,362,852	5,522,917

Non employee stock options	—	845,000	1,552,366	2,867,000

Professional fees	1,588,474	645,895	3,972,533	1,474,687

Occupancy	824,305	515,791	2,365,932	1,283,934

Depreciation and amortization	883,911	326,451	2,202,856	1,135,628

Stationery and supplies	152,809	338,968	527,527	693,249

Courier and postage	267,591	245,576	699,577	770,910

Travel and entertainment	228,093	260,466	621,677	511,297

Equipment	352,378	330,145	1,109,362	769,537

Insurance	98,287	104,070	354,354	313,554

Other	150,734	214,635	474,001	339,622

Total expenses	12,969,947	10,973,064	37,909,989	32,572,607

Operating Income (Loss)	(3,689,810)	34,429	(7,831,352)	8,230,636

Other Income (Loss)-Net

Investment income (loss)—net	(71,311)	316,459	441,210	868,921

Gains (losses) on disposals of fixed assets	54,446	—	(304,600)	—

Total other income (loss)—net	(16,865)	316,459	136,610	868,921

Income (Loss) Before

Income Taxes	(3,706,675)	350,888	(7,694,742)	9,099,557

Provision for (Benefit

From) Income Taxes	(1,364,187)	88,113	(2,900,075)	3,721,017

Net Income (Loss)	$(2,342,488)	$262,775	$(4,794,667)	$5,378,540

Earnings Per Share

Weighted average shares outstanding-basic	26,252,879	26,375,095	26,312,012	26,403,061

Basic earnings per share	$(0.09)	$0.01	$(0.18)	$0.20

Weighted average shares outstanding-diluted	26,252,879	27,724,135	26,312,012	27,759,434

Diluted earnings per share	$(0.09)	$0.01	$(0.18)	$0.19

See accompanying notes to condensed consolidated financial statements.

REGAN HOLDING CORP. AND SUBSIDIARIES
Condensed Consolidated Statement of Shareholders' Equity
(Unaudited)

						Retained
	Series A		Common	Paid in Capital	Paid in Capital	Earnings	Accumulated Other
	Common Stock		Stock	from Retirement of	from Non-employee	(Accumulated)	Comprehensive
	Shares	Amount	Committed	Common Stock	Options	Deficit)	Income (Loss)	Total

Balance January 1, 2000	20,863,520	$3,659,367	$—	$927,640	$2,892,000	$13,217,865	$(572,104)	$20,124,768

Comprehensive Losses:

Net loss for the nine months ended September 30, 2000						(4,794,667)		(4,794,667)

Net unrealized gains in investments							81,928	81,928

Less: losses included in

net gains							(5,301)	(5,301)

Deferred tax on net							(30,523)	(30,523)

unrealized gains

Total comprehensive

losses								(4,748,563)

Accretion of redeemable common stock to redemption value						(35,561)		(35,561)

Voluntary repurchases of common stock	(36,152)	(38,737)		36		(31,971)		(70,672)

Issuance of common stock	20,700	21,121						21,121

Common stock committed	65,359		100,000					100,000

Non employee stock option expense					1,552,366			1,552,366

Balance September 30, 2000

(Unaudited)	20,913,427	$3,641,751	$100,000	$927,676	$4,444,366	$8,355,666	$(526,000)	$16,943,459

      See accompanying notes to consolidated financial statements.

REGAN HOLDING CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(Unaudited)

	For the Nine Months Ended
	September 30,

	2000	1999

Cash flows from operating activities:

Net income (loss)	$(4,794,667)	$5,378,540

Adjustments to reconcile net income (loss) to cash provided by operating activities:

Depreciation and amortization of fixed assets	2,159,399	1,081,636

Losses on disposals of fixed assets	304,600	—

Amortization of intangible assets	43,457	53,992

Common stock awarded to Producers	100,000	419,905

Non employee stock option grants	1,552,366	2,867,000

Amortization of investments	(107,473)	(13,561)

Realized losses (gains) on sales of investments	(5,301)	89,628

Losses from equity investment	329,376	—

Changes in assets and liabilities:

Net change in accounts receivable	1,003,311	(480,443)

Net change in prepaid expenses	(238,339)	(245,765)

Net change in income taxes receivable	168,041	(792,154)

Net change in deferred income taxes	(971,737)	(1,590,024)

Net change in accounts payable and accrued liabilities	452,789	(803,345)

Net change in accrued sales convention costs	(76,945)	931,292

Net change in other assets and liabilities	1,374,368	35,740

Net cash provided by operating activities	1,293,245	6,932,441

Cash flows from investing activities:

Purchases of investments	(7,192,340)	(13,045,133)

Proceeds from sales of investments	18,273,719	8,653,621

Amounts loaned pursuant to notes receivable	(1,432,244)	(97,545)

Proceeds from repayments of notes receivable	217,980	33,581

Investment in and advances to investee	(1,502,500)	—

Purchases of fixed assets	(4,359,387)	(8,938,109)

Net cash provided by (used in) investing activities	4,005,228	(13,393,585)

Cash flows from financing activities:

Proceeds from margin loan	1,000,000	—

Payments toward margin loan	(4,124,515)	—

Proceeds from loans payable	2,100,000	4,132,500

Payments toward loans payable	(2,144,027)	(321,648)

Return of building loan reserve	378,717	—

Payment for building loan reserve	—	(650,00)

Payments for repurchases, redemptions, and retirement of common stock	(485,557)	(458,745)

Proceeds from stock option exercises	21,121	15,285

Net cash provided by (used in) financing activities	(3,254,261)	2,717,392

Increase (Decrease) in Cash and Cash Equivalents	2,044,212	(3,743,752)

Cash and Cash Equivalents, Beginning of Period	1,094,759	5,916,731

Cash and Cash Equivalents, End of Period	$3,138,971	$2,172,979

See accompanying notes to condensed consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

REGAN HOLDING CORP. AND SUBSIDIARIES

1.	Financial Information

      The accompanying condensed consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and include the accounts of Regan Holding Corp. (the “Company”) and its wholly owned subsidiaries, Legacy Marketing Group (“LMG”), Legacy Financial Services, Inc., Legacy Advisory Services, Inc., Legacy Reinsurance Company, LifeSurance Corporation, and Imagent Online, LLC (“Imagent”). All intercompany transactions have been eliminated.

      The interim financial data as of September 30, 2000 and for the nine months ended September 30, 2000 and September 30, 1999 is unaudited; however, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The condensed consolidated balance sheet data at December 31, 1999 was derived from audited consolidated financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States. The results for the nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for the entire year. Users of these condensed consolidated financial statements are encouraged to refer to the Annual Report on Form 10-K/A for the year ended December 31, 1999 for additional disclosure.

      In December 1999, the SEC issued Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements.” SAB No. 101 expresses the views of the SEC staff in applying accounting principles generally accepted in the United States to certain revenue recognition issues. In June 2000, the SEC issued SAB No. 101B, “Amendment: Revenue Recognition in Financial Statements.” SAB 101B delays the implementation date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company expects to adopt SAB 101, as required, in the fourth quarter of 2000. Though management has not fully determined the impact that adoption of SAB 101 will have on the Company’s financial position, results of operations and cash flows, management anticipates that its implementation will not have a material effect on its consolidated results of operations and financial position.

      Depreciation expense recorded by the Company totaled approximately $869,000 during the three months ended September 30, 2000 and approximately $2.2 million during the nine months then ended. Effective January 1, 2000, the Company changed, from five years to three years, its estimate of the useful lives over which certain computer hardware and software is being depreciated. Had this change in estimate not occurred, the Company would have recorded approximately $634,000 in depreciation expense during the three months ended September 30, 2000 and approximately $1,027,000 during the nine months ended September 30, 2000.

2.	Notes Receivable

      During the third quarter of 2000, the Company advanced approximately $1.2 million to Values Financial Network, Inc. (“VFN”), a Tennessee corporation engaged in the business of values-based investment screening. These advances, combined with various notes receivable from external parties, are classified as Notes Receivable in the accompanying balance sheets as of September 30, 2000.

      In December, 2000, the Company acquired all of the assets of VFN, for total consideration of approximately $4.0 million. Such consideration consisted of approximately $2.5 million in advances paid by the Company, which were forgiven in conjunction with the acquisition; approximately $300,000 paid in cash to the former sole shareholder of VFN (Shepherd Financial Services, Inc. or “Shepherd”); and assumption by the Company of an obligation of approximately $1.2 million payable to a software developer related to usage and modification of a website acquired in the transaction. The Company is funding the acquisition with cash provided by investing activities. The purchased assets include an operational website, Internet domain names, sales leads, trademarks, copyrights, software, and other intellectual property. Such assets will be used for marketing products offered by subsidiaries of the Company. In addition, the Company is obligated to pay Shepherd royalties based on specified percentages of net income upon achievement of net income targets.

3.	Equity In and Advances To Investee

      During 1999, the Company formed Imagent, a Delaware limited liability company and a wholly owned subsidiary of the Company. In May 2000, Imagent entered into an agreement with an Internet start-up company pursuant to which Imagent purchased an ownership interest in the Internet company for $402,500. Imagent’s investment in the Internet company is accounted for under the equity method. The Company’s share of the Internet company’s losses was approximately $329,000 during the nine months ended September 30, 2000. In addition, Imagent loaned $1,100,000 to the Internet company during the nine months ended September 30, 2000. The loan bears interest equal to the Prime Rate, as published in the Wall Street Journal, and will be repaid over two years in equal monthly installments commencing on June 1, 2001. These amounts invested and advanced have been reflected, net of the Company’s share of cumulative losses, as Equity In and Advances To Investee in the accompanying consolidated balance sheets.

4.	Margin Loan Payable

      During the first quarter of 2000, the Company borrowed and subsequently repaid $1,000,000 under an existing margin loan agreement with its investment broker. In December 2000, the Company borrowed an additional $2,500,000 from the investment broker and obtained an additional $500,000 in February 2001.

5.	Loan Payable

      In 1999, the Company entered into a loan payable for the purchase of a building (the “1999 Loan”). The 1999 Loan contained certain covenants with which the Company was required to comply, including restrictions on repurchasing non-redeemable common stock. The lender under the 1999 Loan waived this covenant through June 30, 2000. Pursuant to the 1999 Loan agreement, the Company was also required to place approximately $563,000 in reserve to cover loan payments in the event of default and to provide for certain repair costs. During the first quarter of 2000, the lender under the 1999 Loan released approximately $379,000 of such reserves for general use by the Company. The remaining reserves were released in the second quarter of 2000.

      In June 2000, the Company refinanced the 1999 Loan. Pursuant to the new loan agreement (the “2000 Loan”), the Company borrowed $2,100,000 at an annual interest rate of 9.01% per annum, payable monthly through August 2010, at which time a balloon payment of approximately $1.8 million would become due. The 2000 Loan was collateralized by the purchased building, contains no restrictive covenants, and requires no cash reserves.

      In December 2000, the Company sold two parcels of land and the building in Petaluma, California and recorded a pre-tax gain of approximately $3.6 million. Because the Company expects to meet the criteria of Section 1031 of the Internal Revenue Code, the income taxes on the gain realized on the sale of the property will be deferred. Approximately $2.1 million of the consideration was used to discharge the Company’s remaining obligation under the 2000 Loan. This building houses LFS personnel and unrelated tenants. LFS will be leasing a minor portion of the building pursuant to terms of an operating lease that expires in December 2002.

6.	Deferred Compensation Payable

      During the nine months ended September 30, 2000, approximately $1.3 million in commissions were deferred by Producers under the Regan Holding Corp. Producer Commission Deferral Plan and approximately $100,000 in compensation was deferred by key employees under the Regan Holding Corp. Key Employee Deferred Compensation Plan. Such amounts have been recorded as Deferred Compensation Payable in the accompanying consolidated balance sheets, plus Company matching contributions of approximately $53,000 and gains of approximately $35,000, less distributions and forfeitures of approximately $102,000.

7.	Commitments and Contingencies

      In May 1998, the Company entered into a Shareholder’s Agreement with Lynda L. Regan, Chief Executive Officer of the Company and Chairman of the Company’s Board of Directors, and certain other individuals. Under the terms of this agreement, in the event of the death of Ms. Regan, the Company is obligated to repurchase from Ms. Regan’s estate all of the shares of the Company’s common stock that were owned by Ms. Regan at the time of her death or that were transferred by her to one or more trusts prior to her death. The purchase price to be paid by the Company shall be equal to 125% of the fair market value of the shares, which totaled approximately $25.5 million at September 30, 2000. The Company has purchased two life insurance policies with a combined face amount of $29.0 million for the purpose of funding this obligation in the event of Ms. Regan’s death.

8.	Redeemable Common Stock

      The Company is obligated to repurchase certain of its shares of common stock pursuant to various agreements under which the common stock was issued. During the nine months ended September 30, 2000, redeemable common stock was redeemed and retired as follows:

	Series A Redeemable		Series B Redeemable		Total Redeemable
	Common Stock		Common Stock		Common Stock

		Carrying		Carrying		Carrying
	Shares	Amount	Shares	Amount	Shares	Amount

Balance January 1, 2000	4,921,615	$9,794,014	589,757	$1,769,271	5,511,372	$11,563,285

Accretion to redemption value	—	29,675	—	5,886	—	35,561

Redemption and retirement of common stock	(212,047)	(412,627)	(1,134)	(2,253)	(213,181)	(414,880)

Balance September 30, 2000	4,709,568	$9,411,062	588,623	$1,772,904	5,298,191	$11,183,966

9.	Common Stock Committed

      During the second quarter of 2000, the Company became obligated to award to two LMG producers 65,359 shares of Series A common stock in exchange for achievement of certain milestones in conjunction with a sales incentive program. As of September 30, 2000, these shares had not been issued. To reflect this obligation, the Company recorded common stock committed in the amount of $100,000 during the second quarter of 2000.

10.	Amendments to Marketing and Insurance Processing Agreements

      In October 2000, LMG and American National Insurance Company (“American National”) amended the terms of the Marketing Agreement and the Insurance Processing Agreement, pursuant to which LMG markets and administers fixed annuity and life insurance products, to extend the terms to November 30, 2000. These agreements were amended in November 2000 and January 2001 resulting in the terms being re-extended to March 31, 2001.

11.	Stock Option Expense

      During the nine months ended September 30, 2000, the Company recorded approximately $1,552,000 of expense related to non employee stock options. This charge reflects measurement of the options based on management’s best estimate of the fair value of the options at the date of grant. The fair value of the options was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging between 6.14% and 6.59%, expected lives ranging from six to ten years, and expected volatility ranging from 28.30% to 34.17%. A dividend yield assumption was not applicable, as the Company’s stock is not publicly traded nor does the Company pay dividends.

12.	Liquidity and Capital Resources

      During the nine months ended September 30, 2000, the Company experienced net losses of approximately $4.8 million, which, when combined with investing and financing activities, resulted in a significant decrease in working capital during the period. In addition, the Company is obligated to repurchase certain shares of its common stock pursuant to various contractual agreements under which the shares were issued. If the Company’s net losses continue or if requests for repurchase of redeemable common stock increase significantly, a cash shortfall could occur. However, management anticipates that future cash flows from operations, combined with existing cash and investment balances, will provide sufficient funding for the foreseeable future. Further, in the event that a shortfall were to occur, management believes that adequate financing could be obtained to meet the Company’s cash flow needs.

13.	Earnings per Share

      Following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share calculations. No potentially dilutive securities existed prior to January 1, 1998.

Computation of Earnings Per Share
(Unaudited)

Basic Earnings Per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2000	1999	2000	1999

Net income (loss) – numerator	$(2,343,488)	$262,775	$(4,794,667)	$5,378,540

Basic weighted average shares outstanding—denominator	26,252,879	26,375,095	26,312,012	26,403,061

Basic net income (loss) per share	$(.0.09)	$0.01	$(0.18)	$0.20

Diluted Earnings Per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2000	1999	2000	1999

Net income (loss) – numerator	$(2,342,488)	$262,775	$(4,794,667)	$5,378,540

Basic weighted average shares outstanding	26,252,879	26,375,095	26,312,012	26,403,061

Plus incremental shares from assumed conversions (1)	—	1,349,040	—	1,356,373

Number of shares for computation of diluted net income (loss) per share	26,252,879	27,724,135	26,312,012	27,759,434

Diluted net income (loss) per share	$(0.09)	$0.01	$(0.18)	$0.19

(1)      The diluted share base for the three and nine months ended September 30, 2000 exclude incremental shares of 2,246,612 and 2,288,778, respectively, related to employee and non-employee stock options. These shares are excluded due to their antidilutive effect as a result of the Company’s net losses incurred during 2000.

14.	Segment Information

      The table below presents information about the Company’s operating segments:

		Legacy		Regan
	Legacy Marketing	Financial	Lifesurance	Holding
	Group	Services, Inc.	Corp.	(stand-alone)	Other	Total

Nine Months Ended September 30, 2000:

Total revenue	$27,604	$1,687	$344	$401	$43	$30,079

Total expenses	30,596	1,531	1,300	4,110	373	37,910

Operating income (loss)	(2,992)	156	(956)	(3,709)	(330)	(7,831)

Other income (loss)	738	21	3	(300)	(326)	136

Income (loss) before tax	(2,254)	177	(953)	(4,009)	(656)	(7,695)

Tax benefit	(1,364)	(73)	(352)	(862)	(249)	(2,900)

Net income (loss)	$(890)	$250	$(601)	$(3,147)	$(407)	$(4,795)

Nine Months Ended September 30, 1999:

Total revenue	$39,414	$1,170	$213	$—	$6	$40,803

Total expenses	25,133	1,072	951	5,388	28	32,572

Operating income (loss)	14,281	98	(738)	(5,388)	(22)	8,231

Other income	861	1	—	2	5	869

Income (loss) before tax	15,142	99	(738)	(5,386)	(17)	9,100

Tax provision (benefit)	5,635	(59)	(279)	(1,572)	(4)	3,721

Net income (loss)	$9,507	$158	$(459)	$(3,814)	$(13)	$5,379

Total assets September 30, 2000	$21,526	$1,462	$1,424	$15,301	$1,669	$41,382

December 31, 1999	$27,531	$1,300	$1,136	$16,395	$230	$46,592

The “Other” segments above include Legacy Advisory Services, Inc., Legacy Reinsurance Company, and Imagent Online, LLC. These entities’ operations do not currently represent material amounts to our results and, accordingly, were not separated for purposes of this disclosure.

15.	Carrier and Product Concentration

A significant percentage of the Company’s consolidated revenue during the periods presented was generated from LMG sales on behalf of each of the Carriers, as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2000	1999	2000	1999

Transamerica	69.6%	10.9%	80.9%	9.3%

IL Annuity	23.3%	71.2%	14.1%	76.4%

American National	7.1%	11.3%	5.0%	10.1%

      Although LMG markets and administers several products on behalf of the Carriers, the Company’s consolidated revenue during the periods presented was derived primarily from sales and administration of two fixed annuity products, as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2000	1999	2000	1999

SelectMarkSM (sold on behalf of Transamerica)	50.4%	8.5%	43.5%	11.1%

VisionMarkSM (sold on behalf of IL Annuity)	7.9%	15.3%	12.3%	29.4%

16.	Subsequent Events

On January 18, 2001, LMG entered into Marketing and Administrative Agreements with John Hancock Life Insurance Company (“John Hancock”). Pursuant to the agreements with John Hancock, and similar to other Carrier agreements, LMG will develop, market and administer annuity and life insurance products underwritten by John Hancock. For these services, LMG will receive marketing allowance and commission income based on the volume of policies sold and administrative fee income on a per transaction basis.

17.	Reclassifications

Certain amounts in the 1999 consolidated financial statements have been reclassified to conform with 2000 classifications. Such reclassifications had no impact on net income (loss) or shareholders’ equity.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The estimated expenses in connection with the issuance and distribution of the shares of Common Stock being registered, all of which will be paid by the Company, are as follows:

Securities and Exchange Commission registration fee	$3,313.00*

Legal fees and expenses	$300,000.00*

Accounting fees and expenses	$50,000.00*

Printing, engraving, and postage expenses	$60,000.00*

Miscellaneous	$40,000.00*

Total	$453,313.00*

*Estimated

Item 14. Indemnification of Officers and Directors

      Article V, Section 8 of the Amended and Restated Bylaws of the Company provides:

      Indemnification of Corporate Agents: The Corporation shall indemnify each of its agents against expenses, judgments, fines, settlements and other amounts, actually and reasonably incurred by such person by reason of such person’s having been made or having been threatened to be made a party to a proceeding by reason of the fact that the person is or was an agent of the Corporation, to the extent permitted by Section 317 of the California Corporations Code. The indemnification provided by this Section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled to under any other bylaw, agreement, vote of shareholders or disinterested Directors, or otherwise, to the extent such additional rights are authorized in the Articles of Incorporation and by applicable law.

      Section 317 of the California Corporations Code provides in pertinent part:

      (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person’s conduct was unlawful.

      (c) A corporation shall have power to indemnify any person who was in or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually or reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders.

Item 15. Recent Sales of Unregistered Securities

      The Company has not sold any of its securities during the three-year period prior to the date of this Registration Statement. During this period, the Company has issued Options to certain Producers, Directors and employees. No consideration was paid by the recipients for such Options and accordingly, the granting does not constitute a sale.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

3(a)	Restated Articles of Incorporation.(1)

3(b)(1)	Amended and Restated Bylaws of the Company.(1)
3(b)(2)	Amended and Restated Bylaws of the Company.(6)

4	Certificate of Determination of Preferences of Series C Common Stock of Regan Holding Corp.(2)

5	Opinion of LeBoeuf, Lamb, Green & MacRae, L.L.P. (5)

10(a)	Administrative Services Agreement effective January 1, 1991, as amended, between Allianz Life Insurance Company of North America and the Company.(2)

10(b)(1)	Marketing Agreement effective June 1, 1993, as amended, between American National Insurance Company and the Company.(2)

10(b)(2)	Amendment Three to Marketing Agreement with American National Insurance Company.(3)

10(b)(3)	Amendment Four to Marketing Agreement with American National Insurance Company.(3)

10(b)(4)	Amendment Five to Marketing Agreement with American National Insurance Company.(4)

(1)	Incorporated herein by reference from the Company’s annual report on Form 10-K for the year ended December 31, 1994.

(2)	Incorporated herein by reference from the Company’s quarterly Form 10-Q for the three months and nine months ended September 30, 1996.

(3)	Incorporated herein by reference from the Company’s quarterly Form 10-Q for the three months and six months ended June 30, 1998.

(4)	Incorporated herein by reference from the Company’s annual report on Form 10-K for the year ended December 31, 1998.

(5)	Incorporated herein by reference from the Company’s Form S-1/A Amendment No. 2., dated February 11, 1999.

(6)	Incorporated herein by reference from the Company’s quarterly Form 10-Q for the three months and nine months ended September 30, 2000.

10(b)(5)	Amendment Six to Marketing Agreement with American National Insurance Company (5)

10(b)(6)	Amendment Seven to Marketing Agreement with American National Insurance Company.(2)

10(b)(7)	Amendment Eight to Marketing Agreement with American National Insurance Company.(3)

10(b)(8)	Amendment Nine to Marketing Agreement with American National Insurance Company.(3)

10(b)(9)	Amendment Ten to Marketing Agreement with American National Insurance Company.(4)

10(b)(10)	Amendment Eleven to Marketing Agreement with American National Insurance Company.(9)

10(b)(11)	Amendment Twelve to Marketing Agreement with American National Insurance Company.(9)

10(b)(12)	Amendment Thirteen to Marketing Agreement with American National Insurance Company. (10)

10(b)(13)	Amendment Fourteen to Marketing Agreement with American National Insurance Company. (11)

10(b)(14)	Amendment Sixteen to Marketing Agreement with American National Insurance Company. (12)

10(b)(15)	Amendment Seventeen to Marketing Agreement with American National Insurance Company.

10(b)(16)	Amendment Eighteen to Marketing Agreement with American National Insurance Company.

10(c)(1)	Insurance Processing Agreement effective June 1, 1993, as amended, between American National Insurance Company and the Company.(1)

10(c)(2)	Amendment to Insurance Processing Agreement with American National Insurance Company.(2)

10(c)(3)	Amendment Two to Insurance Processing Agreement with American National Insurance Company.(3)

10(c)(4)	Amendment Three to Insurance Processing Agreement with American National Insurance Company.(4)

10(c)(5)	Amendment Four to Insurance Processing Agreement with American National Insurance Company.(5)

10(c)(6)	Amendment Five to Insurance Processing Agreement with American National Insurance Company.(5)

10(c)(7)	Amendment Six to Insurance Processing Agreement with American National Insurance Company.(6)

10(c)(8)	Amendment Seven to Insurance Processing Agreement with American National Insurance Company.(7)

10(c)(9)	Amendment Eight to Insurance Processing Agreement with American National Insurance Company.(7)

10(c)(10)	Amendment Nine to Insurance Processing Agreement with American National Insurance Company.(8)

1)	Incorporated herein by reference from the Company’s annual report on Form 10-K for the year ended December 31, 1994.

2)	Incorporated herein by reference from the Company’s quarterly Form 10-Q for the three months ended March 31, 1998.

3)	Incorporated herein by reference from the Company’s quarterly Form 10-Q for the three months and six months ended June 30, 1998.

4)	Incorporated herein by reference from the Company’s quarterly Form 10-Q for the three months and nine months ended September 30, 1998.

5)	Incorporated herein by reference from the Company’s annual report on Form 10-K for the year ended December 31, 1998.

6)	Incorporated herein by reference from the Company’s quarterly Form 10-Q for the three months ended March 31, 1999.

7)	Incorporated herein by reference from the Company’s quarterly Form 10-Q for the three months and six months ended June 30, 1999.

8)	Incorporated herein by reference from the Company’s quarterly Form 10-Q for the three months and nine months ended September 30, 1999.

9)	Incorporated herein by reference from the Company’s annual report on Form 10-K for the year ended December 31, 1999.

10)	Incorporated herein by reference from the Company’s quarterly Form 10-Q for the three months ended March 31, 2000.

11)	Incorporated herein by reference from the Company’s quarterly report on Form 10-Q for the three months and six months ended June 30, 2000.

12)	Incorporated herein by reference from the Company’s quarterly Form 10-Q for the three months and nine months ended September 30, 2000.

10(c)(11)	Amendment Ten to Insurance Processing Agreement with American National Insurance Company.(7)

10(c)(12)	Amendment Eleven to Insurance Processing Agreement with American National Insurance Company.(7)

10(c)(13)	Amendment Twelve to Insurance Processing Agreement with American National Insurance Company. (8)

10(c)(14)	Amendment Thirteen to Insurance Processing Agreement with American National Insurance Company. (9)

10(c)(15)	Amendment Fifteen to Insurance Processing Agreement with American National Insurance Company.(10)

10(c)(16)	Amendment Sixteen to Insurance Processing Agreement with American National Insurance Company.

10(c)(17)	Amendment Seventeen to Insurance Processing Agreement with American National Insurance Company.

10(d)	Form of Producer Agreement.(1)

10(e)	Lease Agreement dated September 26, 1996, for 1179 North McDowell Blvd., Petaluma, California 94954.(3)

10(f)	Settlement Agreement dated June 18, 1993, among the State of Georgia as receiver for and on behalf of Old Colony Life Insurance Company, other related parties and the Company.(1)

10(g)	401(K) Profit Sharing Plan & Trust dated July 1, 1994.(1)

10(h)	Marketing Agreement effective January 1, 1996 between IL Annuity and Insurance Company and the Company.(2)

10(i)	Insurance Processing Agreement effective January 1, 1996 between IL Annuity and Insurance Company and the Company.(2)

10(j)	Marketing Agreement effective January 1, 1996 between Indianapolis Life Insurance Company and the Company.(2)

10(k)	Insurance Processing Agreement effective January 1, 1996 between Indianapolis Life Insurance Company and the Company.(2)

10(l)	Marketing Agreement effective May 29, 1998 between Transamerica Life Insurance and Annuity Company and Legacy Marketing Group.(4)

10(m)(1)	Administrative Services Agreement effective May 29, 1998 between Transamerica Life Insurance and Annuity Company and Legacy Marketing Group, as amended.(4)

10(m)(2)	Amendment to the Administrative Services Agreement with Transamerica Life Insurance and Annuity Company.(7)

10(m)(3)	Amendment Two to the Administrative Services Agreement with Transamerica Life Insurance and Annuity Company.(7)

10(n)(1)	Lease Agreement dated October 27, 1998 for 2090 Marina Avenue, Petaluma, California(5)

10(n)(2)	Agreement of purchase and sale, dated March 8, 1999, by and among Regan Holding Corp., North McDowell Investments and Jane Crocker.(6)

10(n)(3)	Business Loan Agreement, dated May 6, 1999, by and between Regan Holding Corp. and National Bank of the Redwoods.(6)

10(n)(4)	Promissory Note, dated May 6, 1999, by and between Regan Holding Corp. and National Bank of the Redwoods.(6)

10(o)	Producer Stock Award and Stock Option Plan, as amended.(11)

10(p)	1998 Stock Option Plan, as amended.(11)

21(a)	Subsidiaries of the Company.(2)

21(b)	Subsidiaries of the Company.

23(a)	Consent of Lebeouf, Lamb, Greene & MacRae, L.L.P. (Included in Exhibit 5)

23(b)	Consent of PricewaterhouseCoopers LLP

24	Power of Attorney

(1)	Incorporated herein by reference from the Company’s annual report on Form 10-K for the year ended December 31, 1994.

(2)	Incorporated herein by reference from the Company’s annual report on Form 10-K for the year ended December 31, 1995.

(3)	Incorporated herein by reference from the Company’s quarterly Form 10-Q for the three months and nine months ended September 30, 1996.

(4)	Incorporated herein by reference from the Company’s Form 8-K, dated June 1, 1998.

(5)	Incorporated herein by reference from the Company’s quarterly Form 10-Q for the three months and nine months ended September 30, 1998.

(6)	Incorporated herein by reference from the Company’s quarterly Form 10-Q for the three months ended March 31, 1999.

(7)	Incorporated herein by reference from the Company’s annual report on Form 10-K for the year ended December 31, 1999.

(8)	Incorporated herein by reference from the Company’s quarterly Form 10-Q for the three months ended March 31, 2000.

(9)	Incorporated herein by reference from the Company’s quarterly Form 10-Q for the three months and six months ended June 30, 2000.

(10)	Incorporated herein by reference from the Company’s quarterly Form 10-Q for the three months and nine months ended September 30, 2000.

(11)	Incorporated herein by reference from the Company’s Form S-1/A Amendment No. 2, dated February 11, 1999.

      (b) Financial Statement Schedules

1. The following financial statements are included:

(i)	Independent Accountants Report.

(ii)	Consolidated Balance Sheets as of December 31, 1999 and 1998.

(iii)	Consolidated Income Statements for the years ended December 31, 1999, 1998 and 1997.

(iv)	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 1999, 1998 and 1997.

(v)	Consolidated Statements of Cash Flows for the years ended December 31, 1999, 1998 and 1997.

(vi)	Notes to Consolidated Financial Statements.

(vii)	Condensed Consolidated Balance Sheet as of September 30, 2000.

(viii)	Condensed Consolidated Statement of Income for the three months and nine months ended September 30, 2000

(ix)	Condensed Consolidated Statement of Shareholders’ Equity for the nine months ended September 30, 2000.

(x)	Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2000.

(xi)	Notes to Condensed Consolidated Financial Statements.

2. Financial statement schedules are omitted because the information is not required or has been included in the financial statements and related notes.

Item 17. Undertakings

The Company hereby undertakes:

(1)	To file, during any period in which offers or sales of the securities being registered are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “1933 Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to Directors, Officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a Director, Officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petaluma, State of California, on February 1, 2001.

REGAN HOLDING CORP. (Registrant)

By: /s/ G. Steven Taylor

G. Steven Taylor, Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

*		February 1, 2001

Lynda L. Regan,	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	(Date)

*		February 1, 2001

R. Preston Pitts	President, Chief Operating Officer and Director	(Date)

*		February 1, 2001

Ute Scott-Smith	Director	(Date)

*		February 1, 2001

Donald Ratajczak	Director	(Date)

*		February 1, 2001

J. Daniel Speight, Jr.	Director	(Date)

/s/ G. Steven Taylor		February 1, 2001

G. Steven Taylor	Chief Financial Officer (Principal Financial and Accounting Officer)	(Date)

*By: /s/ G. Steven Taylor

Attorney-in-fact, pursuant to power of attorney filed as a part of this Registration Statement.